sats
one with you



14 October 2010

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America



BY COURIER

Ladies and Gentlemen

SATS Ltd. (the "Company")

We enclose 2 bound documents containing the following :

(i) copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 14 July 2010 up to 30 September 2010; and

(ii) copies of filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), from 02 July 2010 up to 29 September 2010.

Yours truly

Leow Chiap Seng
Vice President, Legal

encl



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Listed Companies Info

Company Announcements



Have the new listing information all in a glance

Announcement Period: Last 3 Months
Company Name: SATS LTD.
Announcement Category: Select Announcement Category
GO

	Company	Announcement Title	Date	Time
62	SATS LTD.	MISCELLANEOUS :: SATS HK TO RENDER GROUND HANDLING SERVICES TO SINGAPORE AIRLINES	Sep 30 2010	05:09:21 PM
34	SATS LTD.	NOTICE OF A DIRECTOR'S (INCLUDING A DIRECTOR WHO IS A SUBSTANTIAL SHAREHOLDER) INTEREST AND CHANGE IN INTEREST	Sep 28 2010	01:00:12 PM
29	SATS LTD.	MISCELLANEOUS :: MARINA BAY SANDS AND SATS LAUNCH FIRST CITY CHECK-IN AND BAGGAGE ACCEPTANCE SERVICE	Sep 20 2010	12:57:17 PM
84	SATS LTD.	MISCELLANEOUS :: SATS' SUBSIDIARY BREAKS GROUND FOR INTEGRATED PIG FARM PROJECT	Sep 09 2010	05:23:47 PM
82	SATS LTD.	MISCELLANEOUS :: APPOINTMENT OF MR YIP SENG CHEONG LEO AS DIRECTOR	Sep 01 2010	05:27:16 PM
76	SATS LTD.	ANNOUNCEMENT OF APPOINTMENT OF INDEPENDENT DIRECTOR	Sep 01 2010	05:22:11 PM

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Listed Companies Info

Company Announcements



Have the new listing information all in a glance

Announcement Period: Last 3 Months

Company Name: SINGAPORE AIRPORT TRML SVCSLTD

Announcement Category: Select Announcement Category

GO

	Company	Announcement Title	Date	Time
72	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: RESIGNATION OF JOINT COMPANY SECRETARY	Aug 03 2010	05:29:31 PM
173	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: APPOINTMENT OF MR NIHAL VIJAYA DEVADAS KAVIRATNE CBE AS A DIRECTOR	Jul 30 2010	06:18:49 PM
171	SINGAPORE AIRPORT TRML SVCSLTD	ANNOUNCEMENT OF APPOINTMENT OF INDEPENDENT DIRECTOR	Jul 30 2010	06:15:29 PM
152	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: RESULTS OF THE 37TH ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 30 JULY 2010	Jul 30 2010	05:56:31 PM
143	SINGAPORE AIRPORT TRML SVCSLTD	FIRST QUARTER RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT	Jul 30 2010	05:51:32 PM
79	SINGAPORE AIRPORT TRML SVCSLTD	FIRST QUARTER RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT	Jul 29 2010	05:14:55 PM
64	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: APPOINTMENT OF ASSISTANT COMPANY SECRETARY	Jul 26 2010	05:32:52 PM
67	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS 1QFY2010/11 AVIATION OPERATING DATA	Jul 15 2010	05:31:09 PM
108	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: APPOINTMENT OF JOINT COMPANY SECRETARY	Jul 14 2010	06:17:24 PM
32	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS RELEASES 1Q FY2010/11 FINANCIAL RESULTS ON 29 JULY 2010	Jul 14 2010	12:42:15 PM

16

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SATS LTD.
Company Registration No.	197201770G
Announcement submitted on behalf of	SATS LTD.
Announcement is submitted with respect to *	SATS LTD.
Announcement is submitted by *	Leow Chiap Seng
Designation *	Company Secretary
Date & Time of Broadcast	30-Sep-2010 17:09:43
Announcement No.	00062

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...



Announcement Title *	SATS HK to render ground handling services to Singapore Airlines
Description	Please see attachment.
Attachments	SATS-HK_SIA.pdf Total size = **19K** (2048K size limit recommended)

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Media Release September/10

SATS HK to render ground handling services to Singapore Airlines

Singapore, 30 September 2010 – SATS Ltd. announced today that its wholly-owned subsidiary, SATS HK Limited, has won the ground handling rights for Singapore Airlines (SIA) in Hong Kong.

From 1 October 2010, SATS HK will provide ramp and baggage handling services for SIA's seven daily passenger flights at the Hong Kong International Airport (HKIA).

"SATS is pleased to have the opportunity to support SIA in Hong Kong. SIA has been a major customer for SATS both in Singapore as well as overseas. This opportunity to work with SIA in HKIA underscores our global key strategy to serve major customers at the key hubs where they operate, as well as drive customer intimacy for SATS," said Mr Clement Woon, President and Chief Executive Officer of SATS.

Mr Woon added, "SATS has always pride itself in providing efficient and excellent service to all our airline customers. This new account win is testament to the efforts that we have put in to provide quality services to our customers, and puts an emerging ground handler like SATS HK in good stead for growth in this market."

This win is not expected to have any material impact on the SATS Group's earnings per share and net tangible assets per share for the current financial year ending 31 March 2011.

---- End ----

SATS LTD.
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

About SATS Ltd.

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of gateway services and food solutions.

Our comprehensive scope of gateway services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our food solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information, please visit www.sats.com.sg

About SATS HK Limited

SATS HK Limited is one of the leading providers of airline ground services at Hong Kong International Airport. It offers passenger and ramp handling services such passenger check-in, baggage handling, load control and flight operations to about 30 airline including Air Canada, Asiana Airlines, Delta Air Lines, FedEx, Jet Airways, Malaysia Airlines, Singapore Airlines Cargo and Tiger Airways.

SATS HK became a wholly-owned subsidiary of SATS in November 2008.

Investor and Media Contacts

Sandy Leng
Assistant Vice President
Investor Relations
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
sandy_leng@sats.com.sg

Seraphim Cheong
Manager
Edelman Public Relations
Tel: (65) 6347 2323 (office hours)
Tel: (65) 9824 8423 (after office hours)
seraphim.cheong@edelman.com


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NOTICE OF A DIRECTOR'S (INCLUDING A DIRECTOR WHO IS A SUBSTANTIAL SHAREHOLDER) INTEREST AND CHANGE IN INTEREST *

** Asterisks denote mandatory information*

Name of Announcer *	SATS LTD.
Company Registration No.	197201770G
Announcement submitted on behalf of	SATS LTD.
Announcement is submitted with respect to *	SATS LTD.
Announcement is submitted by *	Leow Chiap Seng
Designation *	Company Secretary
Date & Time of Broadcast	28-Sep-2010 13:00:40
Announcement No.	00034

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	28-09-2010
2.	Name of Director *	Yeo Chee Tong
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	27-09-2010
2.	Name of Registered Holder	Citibank Consumer Nominees Pte Ltd as nominee of Yeo Chee Tong
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	200,000
As a percentage of issued share capital	0.01811 %
No. of Shares which are subject of this notice	200,000
As a percentage of issued share capital	0.01811 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.82
No. of Shares held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	200,000
As a percentage of issued share capital	0 %	0.01811 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes	The percentage of shareholding of 0.01811% is based on 1,104,362,744 issued shares as of 27 September 2010.
Attachments	Total size = **0** (2048K size limit recommended)

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SATS LTD.
Company Registration No.	197201770G
Announcement submitted on behalf of	SATS LTD.
Announcement is submitted with respect to *	SATS LTD.
Announcement is submitted by *	Leow Chiap Seng
Designation *	Company Secretary
Date & Time of Broadcast	20-Sep-2010 12:58:06
Announcement No.	00029

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...



Announcement Title *	Marina Bay Sands and SATS launch first city check-in and baggage acceptance service
Description	Please see attachment.
Attachments	MBS-SATS-FINAL.pdf Total size = **65K** (2048K size limit recommended)

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Press Release


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MARINA BAY Sands.
SINGAPORE

FOR IMMEDIATE RELEASE

Marina Bay Sands and SATS launch first city check-in and baggage acceptance service

First to benefit are hotel guests and visitors taking SIA and SilkAir flights

Singapore (September 20, 2010) – Marina Bay Sands and SATS have jointly introduced a new city check-in and baggage acceptance service – the first of its kind in Singapore – for hotel guests and visitors heading to Changi Airport.

With the launch of the *Baggage Express* service, Marina Bay Sands' guests and customers departing on Singapore Airlines (SIA) and SilkAir flights can enjoy the convenience of checking-in at least three hours before their flights depart. They can receive their boarding passes and baggage claim tags at Marina Bay Sands. Checked-in guests can also proceed directly to clear immigration at Singapore Changi Airport and be at the boarding gate before it closes.

Checking in at a downtown location offers users greater flexibility to maximise their time before leaving Singapore. This service will be extended to cover more participating airlines in the coming months.

"Marina Bay Sands is proud to partner SATS in launching this first-ever city check-in service in Singapore. It speaks volumes of our ability to provide innovative and first-to-market services to our guests. All our hotel guests and visitors to our property are able to enjoy this one-stop check-in service. This is another value-added offering that Marina Bay Sands is providing for the convenience of our guests, and we will continue to introduce more innovative services in the coming months," said Marina Bay Sands President and Chief Executive Officer, Mr. Thomas Arasi.

Said Mr. Denis Marie, Senior Vice President, Passenger Services of SATS: "This new initiative underscores our drive in leveraging our core competencies in gateway services to offer innovative products and services to our customers and their guests. We are pleased to partner Marina Bay Sands in providing a delightful and hassle-free travel experience for its guests. We remain strongly committed to developing and delivering superior value propositions to our customer."

Located at Marina Bay Sands' Coach Terminal, the check-in counters will initially operate from Thursday to Monday from 10 am to 6 pm.

The *Baggage Express* service is free for guests without any check-in luggage. A handling charge of S$25 for every two bags applies. The check-in service is also open to hotel guests staying in other parts of Singapore.

The accepted baggage will be transported to Changi Airport with regular transport runs and will undergo security screening at the airport. The counters at Marina Bay Sands are manned primarily by SATS' personnel.

About Marina Bay Sands
Marina Bay Sands is the leading business, leisure and entertainment destination in Asia. It features large and flexible convention and exhibition facilities, 2,560 hotel rooms and suites, the rooftop Sands SkyPark, the best shopping mall in Asia, world-class celebrity chef restaurants, a casino, Paiza Club for premium players and an outdoor event plaza. It will also have a museum and theaters. For more information, please visit www.marinabaysands.com.

About SATS Ltd.
With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of gateway services and food solutions.

Our comprehensive scope of gateway services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our food solutions business comprises inflight catering, food trading and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg.

Marina Bay Sands' Media contacts

Debra Wang (+65) 6688 0280 / debra.wang@marinabaysands.com
Venetia Chung (+65) 6688 0269 / venetia.chung@marinabaysands.com

SATS' Investor and Media contacts

Sandy Leng
AVP, Investor Relations
SATS
Tel: (65) 6541 8200
Tel: (65) 9018 5168
sandy_leng@sats.com.sg

Seraphim Cheong
Manager
Edelman Public Relations
Tel: (65) 6347 2323 (office hours)
Tel: (65) 9824 8423 (after office hours)
seraphim.cheong@edelman.com

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13

MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SATS LTD.
Company Registration No.	197201770G
Announcement submitted on behalf of	SATS LTD.
Announcement is submitted with respect to *	SATS LTD.
Announcement is submitted by *	Leow Chiap Seng
Designation *	Company Secretary
Date & Time of Broadcast	09-Sep-2010 17:24:19
Announcement No.	00084

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...



Announcement Title *	SATS' SUBSIDIARY BREAKS GROUND FOR INTEGRATED PIG FARM PROJECT
Description	Please see attachment.
Attachments	MediaRelease_IPF-Gbreaking-Final.pdf Total size = **38K** (2048K size limit recommended)

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Media Release September/10

SATS' SUBSIDIARY BREAKS GROUND FOR INTEGRATED PIG FARM PROJECT IN JILIN PROVINCE

Jilin, China, 9 September 2010 – SATS Ltd's subsidiary, Singapore Food Industries Pte Ltd and its joint venture (JV) partners held a groundbreaking ceremony this morning for the first breeder farm of the integrated pig farm project (IPF) in Yongji County, Jilin Province, the People's Republic of China.

The guest-of-honour for the ceremony was Singapore's Minister for National Development, Mr Mah Bow Tan. He was joined by government officials from Singapore and Jilin City to witness this milestone celebration.

A more than 100,000 square metres site at Yangmu Gou in Yongji County has been selected for the first pig breeder farm which is part of phase one of the IPF development involving the start-up of breeder and model finisher farms for 100,000 pigs annually and a slaughterhouse. This site is amongst the more than 40 potential sites identified for the IPF, that sit within the proposed Disease Free Zone.

First mooted by the Jilin City Government, the IPF - part of the Jilin Food Zone project - will consist of an integrated end-to-end supply chain, from feed mill and breeding to slaughtering and processing. To be developed over approximately six years with an eventual production of 1 million pigs annually, the IPF aims to be recognised as the first foot and mouth disease-free zone in China by the Chinese Ministry of Agriculture and the World Organisation for Animal Health.

SFI together with its JV partners, Jilin China-Singapore Food Zone Development Construction Investment Co. Ltd and DaChan Food (Asia) Co. Ltd, are in the process of incorporating their JV company – Jilin Zhong Xin Cheng Food Co. Ltd – for the IPF. SFI will take a 30 percent equity stake in the new JV company.

Mr Poon Choon Liang, Chief Operating Officer of SFI said: "Today's groundbreaking marks the official start of construction of the first breeder farm and we are pleased to celebrate this milestone. With the strong commitment from all partners and the endorsements of both the Singapore and Chinese governments, we remain confident that the IPF will progress as planned."

The construction of the breeder farm is expected to be completed in about nine months. The JV partners for the IPF will be selecting an international breeding company for the supply of breeder pigs shortly.

---- End ----

About SATS Ltd.

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of gateway services and food solutions.

Our comprehensive scope of gateway services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, and aircraft interior cleaning, while our food solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information, please visit www.sats.com.sg.

About Singapore Food Industries

Singapore Food Industries (SFI), a wholly-owned subsidiary of SATS, is a fully integrated food logistics and catering supplier in Singapore. Its core businesses are food distribution, food preparation, manufacturing & processing, and abattoir & hog auction.

SFI also has significant operations in the United Kingdom, which encompass the manufacture and supply of consumer staples such as chilled soups, juices, ready meals, desserts and cut fruits to leading UK retailers and foodservice outlets. For more information, please visit www.sfi.com.sg.

Investor and Media Contacts for SATS:

Sandy Leng (Ms)
AVP, Investor Relations
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Email: sandy_leng@sats.com.sg

Seraphim Cheong (Ms)
Manager, Edelman Public Relations
Tel: (65) 6347 2323 (office hours)
Tel: (65) 9824 8423 (after office hours)
Email: seraphim.cheong@edelman.com

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SATS LTD.
Company Registration No.	197201770G
Announcement submitted on behalf of	SATS LTD.
Announcement is submitted with respect to *	SATS LTD.
Announcement is submitted by *	Leow Chiap Seng
Designation *	Company Secretary
Date & Time of Broadcast	01-Sep-2010 17:27:44
Announcement No.	00082

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...



Announcement Title *	APPOINTMENT OF MR YIP SENG CHEONG LEO AS DIRECTOR
Description	Please see attachment.
Attachments	Leo-Yip_Appointment.pdf Total size = **27K** (2048K size limit recommended)

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APPOINTMENT OF MR YIP SENG CHEONG LEO AS DIRECTOR

SATS Ltd. (the "Company") wishes to announce that Mr Yip Seng Cheong Leo is appointed as a non-executive, independent Director of the Company with effect from today.

Mr Yip held a series of policy, planning and command appointments in the Singapore Police Force since September 1982, and his last position was as Director (Operations) at Police Headquarters. Mr Yip served as the Deputy Secretary of the Ministry of Manpower from August 2002 and concurrently served as the Chief Executive of the Workforce Development Agency from September 2003 to June 2005. He was the Permanent Secretary of the Ministry of Manpower from 1 July 2005 to 1 October 2009.

Mr Yip is the Chairman of the Economic Development Board since 1 September 2009 and also chairs the Board of Directors of EDB Investments.

Mr Yip was awarded the Singapore Police Force (Overseas) Scholarship in 1982 and holds an Economics degree from the University of Cambridge UK, a Masters of Business Administration from the University of Warwick, UK, and a Masters in Public Administration from the JFK School of Government, Harvard University.

More details on Mr Yip can be found in a separate announcement by the Company relating to his appointment released through the SGXNet today.

Leow Chiap Seng
Company Secretary

1 September 2010

SATS Ltd.
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

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ANNOUNCEMENT OF APPOINTMENT OF INDEPENDENT DIRECTOR *

* *Asterisks denote mandatory information*

Name of Announcer *	SATS LTD.
Company Registration No.	197201770G
Announcement submitted on behalf of	SATS LTD.
Announcement is submitted with respect to *	SATS LTD.
Announcement is submitted by *	Leow Chiap Seng
Designation *	Company Secretary
Date & Time of Broadcast	01-Sep-2010 17:23:49
Announcement No.	00076

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Date of Appointment *	01-09-2010
Name of Person*	Yip Seng Cheong Leo
Age *	46
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Mr Leo Yip's qualification and vast experience serving as senior management in the Singapore civil service, particularly in human resource and strategy planning, as well as those as Chairman of Singapore Economic Development Board and EDB Investments Pte Ltd, will complement the competencies and skills of SATS' existing Board members.
Whether appointment is executive, and if so, the area of responsibility *	Non-executive
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Independent Non-Executive Director
Working experience and occupation(s) during the past 10 years *	Senior management positions in the Singapore civil service.
Shareholding * in the listed issuer and its subsidiaries *	None
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interests (including any competing business) *	None

>> OTHER DIRECTORSHIP#

 # These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Please see attachment.

Present	Please see attachment.

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(H)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a)*	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c)*	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e)*	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f)*	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No

(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i)*	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k)*	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(I)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	SATS Directors upon appointment, are advised of the directors' duties and obligations and compliance requirements under the relevant statutes and the SGX Listing Manual. The Company will advise, and subject to availability and other factors, sponsor the Directors for relevant and useful seminars conducted by external organisations pertaining to, inter alia, listed company directors' duties, corporate governance and the financial reporting regime.

Footnotes

Attachments


Leo-Yip_Directorships.pdf
Total size = **29K**
(2048K size limit recommended)

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Mr Leo Yip's Present Directorships

	Name of Company / Organisation	Position	Date of Appointment
1	Singapore Economic Development Board	Deputy Chairman Chairman	1 September 2008 1 July 2009
2	EDB Investments Pte Ltd	Director Chairman	18 September 2008 1 July 2009
3	Lucasfilm Animation Singapore Pte Ltd	Director	1 July 2009
4	Catholic Junior College	Member, School Management Committee	1 September 2007
5	St Joseph's Institution	Member, Board of Governors Chairman, SJI Human Resource Development Advisory Committee	8 August 2008
6	National Research Foundation	Board Member Co-Chairman, Environmental and Water Technologies (Clean Energy) Exco Co-Chairman, Environmental and Water Technologies (Clean Water) Exco	1 July 2009 16 November 2009
7	Singapore University of Technology and Design	Board Member	11 August 2009
8	Human Capital Leadership Institute	Member, Governing Council	6 May 2009

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Mr Leo Yip's Past Directorships (for the last five years)

	Name of Company / Organisation	Position	Date of Appointment	Date of Cessation
1	Singapore Workforce Development Agency	Board Member	1 September 2003	30 June 2005
2	Spring Singapore	Board Member	1 April 2003	30 June 2005
3	Intellectual Property Office of Singapore	Board Member	1 April 2001	31 March 2005
4	National University of Singapore, Singapore Centre for Applied and Policy Economics, Faculty of Arts & Social Sciences	Member	15 February 2005	14 February 2006

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Leow Chiap Seng
Designation *	Joint Company Secretary
Date & Time of Broadcast	03-Aug-2010 17:30:56
Announcement No.	00072

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	RESIGNATION OF JOINT COMPANY SECRETARY
Description	Singapore Airport Terminal Services Limited (the "Company") wishes to announce the resignation of Ms Shireena Johan Woon as the Joint Company Secretary with effect from 4 August 2010.
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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon / Leow Chiap Seng
Designation *	Joint Company Secretaries
Date & Time of Broadcast	30-Jul-2010 18:19:04
Announcement No.	00173

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Announcement Title *	APPOINTMENT OF MR NIHAL VIJAYA DEVADAS KAVIRATNE CBE AS A DIRECTOR
Description	Please see attachment.
Attachments	Nihal_Kaviratne_Appointment.pdf Total size = **29K** (2048K size limit recommended)

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APPOINTMENT OF MR NIHAL VIJAYA DEVADAS KAVIRATNE CBE AS A DIRECTOR

Singapore Airport Terminal Services Limited (the "Company") wishes to announce that Mr Nihal Vijaya Devadas Kaviratne CBE was appointed by the Company's shareholders as a non-executive, non-independent Director of the Company at the Company's 37th Annual General Meeting ("AGM") held today. His appointment will take effect today.

Mr Kaviratne held senior management positions in sales, marketing, brand and strategic planning and development, and as Chairman/Chief Executive Officer across Asia, Europe and Latin America in his 40 years of service with the Unilever Group. He retired from Unilever in March 2005.

He currently serves as an independent, non-executive Director in various listed companies in India and Singapore.

Cited in the Queen's 2004 New Year Honours List in the United Kingdom, he has been conferred the award of Commander of the British Empire (CBE) for services to UK business interests and sustainable development in Indonesia.

Mr Kaviratne has a keen interest in programmes for community development, health and education. He is a Governing Board member of the non-profit organisation The Bombay Mothers and Children Welfare Society, Chairman of the Indian Cancer Society, and the Founder of the St Jude India Childcare Centres in Mumbai. He was the founder of the International Wine & Food Society, Bombay branch, and is a Chevalier du Tastevin.

Mr Kaviratne holds a Bachelor of Arts (Honours) with a major in Economics from Bombay University, and attended the Harvard Business School and the Advanced Executive Programme at the Kellogg School of Management, Northwestern University, USA.

More details on Mr Kaviratne can be found in a separate announcement by the Company relating to his appointment released through the SGXNet today.

Shireena Woon
Joint Company Secretary

Leow Chiap Seng
Joint Company Secretary

30 July 2010

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

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ANNOUNCEMENT OF APPOINTMENT OF INDEPENDENT DIRECTOR *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon / Leow Chiap Seng
Designation *	Joint Company Secretaries
Date & Time of Broadcast	30-Jul-2010 18:15:47
Announcement No.	00171

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Date of Appointment *	30-07-2010
Name of Person*	Nihal Vijaya Devadas Kaviratne CBE
Age *	66
Country of principal residence *	India
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Nihal Kaviratne's global experience, rich retail expertise and relevant market knowledge of India, UK and Indonesia, which the Company has a substantial presence in, were all taken into consideration by the Board during the nomination process.
Whether appointment is executive, and if so, the area of responsibility *	Non-executive
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Independent Non-Executive Director
Working experience and occupation(s) during the past 10 years *	2005 : Chairman, Home & Oral Care, Unilever Asia Business Group 2004 - 2005 : Senior Vice President, Development & Environmental Affairs, Unilever Asia Business Group 1998 - 2003 : Chairman / President Director, PT Unilever Indonesia Tbk
Shareholding * in the listed issuer and its subsidiaries *	Nil
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	No
Conflict of interests (including any competing business) *	No

>> OTHER DIRECTORSHIP#

 # These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Please see attachment.
Present	Please see attachment.

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(H)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a)*	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b)*	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c)*	Whether there is any unsatisfied judgment against him?	• No
(d)*	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e)*	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f)*	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g)*	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h)*	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i)*	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of	• No

business practice or activity?

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-

(i)* any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or

- No

(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or

- No

(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or

- No

(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

- No

in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?

(k)* Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?

- No

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(I)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?

- Yes

If yes, please provide details of prior experience.

Please see attachment.

Footnotes

Attachments



Nihal_Kaviratne_Directorships.pdf
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Nihal Kaviratne's Present Directorships

	Company	Position	Country of Incorporation of Company	Listed / Unlisted Company	Date of Appointment
(1)	Agro Tech Foods Limited	Director	India	Listed	28 Jul 2007
(2)	Akzo Nobel India Limited	Director	India	Listed	30 Mar 2009
(3)	Fullerton India Credit Company Ltd.	Director	India	Unlisted	23 Jun 2006
(4)	Fullerton Securities and Wealth Advisors Ltd.	Director	India	Unlisted	12 Mar 2009
(5)	GlaxoSmithKline Pharmaceuticals Ltd.	Director	India	Listed	26 Jul 2005
(6)	PT TVS Motor Company	President Commissioner	Indonesia	Unlisted	10 May 2006
(7)	StarHub Ltd.	Director	Singapore	Listed	16 Aug 2004
(8)	Titan Industries Limited	Director	India	Listed	28 Sep 2006
(9)	TVS Motor Company (Europe) BV	Director	The Netherlands	Unlisted	6 Jul 2006
(10)	Wildlife Reserves Singapore Pte. Ltd.	Director	Singapore	Unlisted	1 Sep 2008

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Nihal Kaviratne's Past Directorships (for the last five years)

	Company	Position	Country of Incorporation of Company	Listed / Unlisted Company	Date of Appointment	Date of Cessation
(1)	Foosti Pte. Ltd.	Director	Singapore	Unlisted	2 Feb 2009	1 Jun 2010
(2)	International Wine & Food Society, Bombay	Director	India	Unlisted	28 Jul 2008	2 Aug 2009
(3)	PT Unilever Indonesia Tbk	Director Detergents Chairman/ President Director	Indonesia	Listed	1987 1998	1990 2003
(4)	St. Jude India ChildCare Centres	Director	India	Unlisted	25 Jul 2006	12 Nov 2007
(5)	Unilever de Argentina SA	Managing Director	Argentina	Listed	1995	1998

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon / Leow Chiap Seng
Designation *	Joint Company Secretaries
Date & Time of Broadcast	30-Jul-2010 17:57:16
Announcement No.	00152

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Announcement Title *	Results of the 37th Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") held on 30 July 2010
Description	Pursuant to Rule 704(14) of the Listing Manual, Singapore Airport Terminal Services Limited (the "Company") is pleased to announce that all resolutions relating to the matters (including the special resolution relating to the proposed change of name of the Company to "SATS Ltd.") as set out in the Notice of AGM and Notice of EGM both dated 25 June 2010, were passed by the shareholders of the Company at the AGM and EGM respectively held today. The resolution on the change of name of the Company has been lodged with the Accounting and Corporate Regulatory Authority ("ACRA") today and pursuant to the lodgment, the Company shall be known as "SATS Ltd." from 30 July 2010.
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FIRST QUARTER RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT

* *Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	30-Jul-2010 17:52:45
Announcement No.	00143

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For the Financial Period Ended *	30-06-2010
Description	With respect to the announcement of financial results of 1QFY1011 made on 29 July 2010, the confirmation of the Board in relating to the said announcement is attached.

Attachments	Confirmation_by_Board_1QFY1011.pdf Total size = **191K** (2048K size limit recommended)

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CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Keith Tay Ah Kee, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the first quarter ended 30 June 2010 financial results to be false or misleading in any material respect.

On behalf of the board of directors



EDMUND CHENG WAI WING
Chairman



KEITH TAY AH KEE
Director

Singapore, 29 July 2010

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FIRST QUARTER RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	29-Jul-2010 17:16:21
Announcement No.	00079

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For the Financial Period Ended *	30-06-2010
Description	

Attachments

- Slides_1Q1011_Final.pdf
- SGX_1QFY1011_Final.pdf
- MediaRelease_1QFY11.pdf

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UNAUDITED RESULTS FOR FIRST QUARTER ENDED 30 JUNE 2010

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the first quarter ended 30 June 2010 (in $ million)

	1st Quarter	
	2010-11	**2009-10**
REVENUE	382.1	351.7
EXPENDITURE		
Staff costs*	(144.0)	(124.4)
Cost of raw materials	(98.5)	(91.5)
Licensing fees	(14.6)	(13.6)
Depreciation and amortisation expenses	(22.3)	(22.9)
Company accommodation and utilities	(23.0)	(21.6)
Other costs	(38.5)	(34.0)
	(340.9)	(308.0)
OPERATING PROFIT	41.2	43.7
Interest on borrowings	(1.0)	(1.9)
Interest income	0.1	0.3
Amortisation of deferred income, net of expenses	0.2	0.3
Gain on disposal of property, plant and equipment	-	0.3
Share of profits of associated companies	14.7	9.1
PROFIT BEFORE TAXATION	55.2	51.8
Taxation	(10.9)	(10.9)
PROFIT AFTER TAXATION	44.3	40.9
Profit attributable to:		
Equity Holders of the Company	44.3	40.4
Non-controlling interests	0.0	0.5
	44.3	40.9
*Jobs credit deducted from staff costs	-	6.1
Foreign exchange loss, net	-	(0.2)
(Provision) for/write-back of doubtful debts	(0.1)	0.1
Write-back of bad debts	0.2	-

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the first quarter ended 30 June 2010 (in $ million)

	THE GROUP	
	1QFY2010-11	**1QFY2009-10**
Profit after taxation	44.3	40.9
Other comprehensive income:		
Net fair value changes on available-for-sale assets	-	0.3
Foreign currency translation	(5.4)	13.5
	(5.4)	13.8
Total comprehensive income	38.9	54.7
Total comprehensive income attributable to:		
Equity Holders of the Company	38.9	54.4
Non-controlling interests	-	0.3
	38.9	54.7

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

STATEMENTS OF FINANCIAL POSITION as at 30 June 2010 (in $ million)

	THE GROUP		THE COMPANY	
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Share capital	294.5	288.0	294.5	288.0
Reserves				
Revenue reserve	1,268.8	1,224.4	913.1	905.4
Share-based compensation reserve	22.4	22.6	22.4	22.6
Statutory reserve	6.4	6.4	-	-
Foreign currency translation reserve	(65.0)	(59.6)	-	-
Equity attributable to equity holders of the company	1,527.1	1,481.8	1,230.0	1,216.0
Non-controlling interests	18.3	18.3	-	-
Total equity	1,545.4	1,500.1	1,230.0	1,216.0
Deferred taxation	95.4	98.6	28.1	28.5
Finance lease	4.0	4.2	-	-
Term loans	4.8	5.8	-	-
Other long-term liability	4.0	4.0	4.0	4.0
Deferred income	18.7	19.1	18.7	19.1
	1,672.3	1,631.8	1,280.8	1,267.6
Represented by:-				
Property, plant and equipment				
Freehold land and buildings	13.2	13.5	-	-
Leasehold land and buildings	422.6	429.7	-	-
Progress payments	39.5	29.8	1.5	1.4
Others	114.5	121.4	0.4	0.2
	589.8	594.4	1.9	1.6
Investment properties	6.3	6.5	379.5	385.9
Other non-current assets	12.1	12.1	12.0	12.0
Deferred tax assets	4.2	5.7	0.7	0.7
Subsidiary companies	-	-	540.9	540.8
Associated companies	336.9	334.8	270.8	270.8
Loan to a subsidiary	-	-	3.1	1.2
Loan to an associated company	-	0.1	-	0.1
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	459.9	461.9	6.0	6.0
Current assets				
Trade debtors	238.6	219.4	16.1	7.6
Other debtors	16.0	16.6	1.5	1.8
Prepayments	12.7	9.1	2.1	1.3
Related companies	-	-	12.2	22.4
Amount owing by associated companies	0.8	0.5	0.8	0.5
Loan to an associated company	0.6	0.6	0.6	0.6
Inventories	47.2	43.1	0.4	0.4
Fixed deposits	182.8	132.6	176.4	119.0
Cash and bank balances	41.3	63.8	12.1	12.1
	540.0	485.7	222.2	165.7
Less: **Current liabilities**				
Term loans	11.8	12.8	-	-
Bank overdraft – secured	0.5	0.6	-	-
Trade creditors	177.8	154.8	28.2	22.9
Other creditors	51.8	64.5	2.7	3.2
Finance leases – current	0.7	0.7	-	-
Related companies	-	-	126.2	92.2
Provision for taxation	42.2	43.9	7.1	6.8
	284.8	277.3	164.2	125.1
Net current assets/(liabilities)	255.2	208.4	58.0	40.6
	1,672.3	1,631.8	1,280.8	1,267.6

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.06.2010		As at 31.03.2010	
Secured *	Unsecured	Secured *	Unsecured
12.0	1.0	13.7	0.4

Amount repayable after one year

As at 30.06.2010		As at 31.03.2010	
Secured *	Unsecured	Secured *	Unsecured
2.5	6.3	7.4	2.6

Details of any collateral

* Secured by property, plant and equipment and other assets belonging to certain subsidiaries in the Group.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENT
for the first quarter ended 30 June 2010 (in $ million)

	1st Quarter	
	2010-11	**2009-10**
Cash flows from operating activities		
Profit before taxation	55.2	51.8
Adjustments for:		
Interest income	(0.1)	(0.3)
Interest on borrowings	1.0	1.9
Depreciation and amortisation expenses	22.3	22.9
Gain on disposal of property, plant and equipment	-	(0.3)
Effects of exchange rate changes	-	0.1
Share of profits of associated companies	(14.7)	(9.1)
Share-based payment expense	0.8	1.9
Amortisation of deferred income, net of expenses	(0.2)	(0.3)
Operating profit before working capital changes	64.3	68.6
(Increase)/decrease in debtors	(18.4)	4.1
(Increase)/decrease in prepayments	(3.6)	5.8
(Increase)/decrease in inventories	(4.0)	7.6
Decrease in amounts owing by related companies	-	10.5
Increase/(decrease) in creditors	9.6	(7.7)
Increase in amounts due from associated companies	(0.3)	(0.2)
Cash generated from operations	47.6	88.7
Interest paid to third parties	(0.7)	(0.4)
Income tax paid	(11.0)	(4.0)
Net cash from operating activities	35.9	84.3
Cash flows from investing activities		
Capital expenditure	(16.9)	(9.4)
Repayment of loan from associated company	0.1	0.2
Dividends from associated companies	6.8	10.2
Proceeds from disposal of property, plant and equipment	-	1.8
Interest received from deposits	0.2	0.3
Capital expenditure for setting up associated companies	-	0.1
Proceeds from disposal of short-term non-equity investments	-	20.7
Net cash (used in)/from investing activities	(9.8)	23.9
Cash flows from financing activities		
Repayment of term loans	(2.2)	(17.3)
Drawdown of term loans	0.1	0.7
Repayment of finance leases	(0.2)	(1.1)
Proceeds from exercise of share options	5.6	-
Bank charges on sale and lease back arrangement	(0.3)	(0.2)
Net cash from/(used in) financing activities	3.0	(17.9)
Net increase in cash and cash equivalents	29.1	90.3
Effects of exchange rate changes	(1.3)	0.3
Cash and cash equivalents at 1 April	195.8	275.7
Cash and cash equivalents at end of the period	223.6	366.3

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the first quarter ended 30 June 2010 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Non-controlling interests	Total Equity
THE GROUP									
Balance at 1 April 2010	288.0	1,224.4	22.6	-	6.4	(59.6)	1,481.8	18.3	1,500.1
Total comprehensive income for April-June 2010	-	44.3	-	-	-	(5.4)	38.9	-	38.9
Share-based payment	-	-	0.8		-	-	0.8	-	0.8
Share options exercised and lapsed	6.4	0.1	(0.9)	-	-	-	5.6	-	5.6
Award of restricted shares	0.1	-	(0.1)	-	-	-	-	-	-
Balance at 30 June 2010	294.5	1,268.8	22.4	-	6.4	(65.0)	1,527.1	18.3	1,545.4
Balance at 1 April 2009	255.2	1,161.7	23.8	(0.3)	6.1	(48.5)	1,398.0	18.3	1,416.3
Total comprehensive income for April-June 2009	-	40.4	-	0.3	-	13.7	54.4	0.3	54.7
Transfer to statutory reserves		(0.1)	-	-	0.1	-	-	-	-
Share-based payment	-	-	1.9	-	-	-	1.9	-	1.9
Share options exercised and lapsed	-	0.1	(0.1)	-	-	-	-	-	-
Balance at 30 June 2009	255.2	1,202.1	25.6	-	6.2	(34.8)	1,454.3	18.6	1,472.9

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the first quarter ended 30 June 2010 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 April 2010	288.0	905.4	22.6	-	1,216.0
Total comprehensive income for April-June 2010	-	7.6	-	-	7.6
Share-based payment	-	-	0.8	-	0.8
Share options exercised and lapsed	6.4	0.1	(0.9)	-	5.6
Award of restricted shares	0.1	-	(0.1)	-	-
Balance at 30 June 2010	294.5	913.1	22.4	-	1,230.0
Balance at 1 April 2009	255.2	907.7	23.8	(0.3)	1,186.4
Total comprehensive income for the April-June 2009	-	10.4	-	0.3	10.7
Share-based payment	-	-	1.9	-	1.9
Share options exercised and lapsed	-	0.1	(0.1)	-	-
Balance at 30 June 2009	255.2	918.2	25.6	-	1,199.0

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 30 June 2010, the number of share options of the Company outstanding was 46,275,600 (30 June 2009: 66,348,325).

During the period April to June 2010, 2,791,730 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period April to June 2010 is as follows:

Date of Grant	Balance at 1.4.2010	Lapsed	Exercised	Balance at 30.6.2010	Exercise price #	Expiry date
3.7.2000	1,093,350	(2,600)	(792,950)	297,800	S$1.75	2.7.2010
2.7.2001	279,700	(2,600)	(13,700)	263,400	S$1.19	1.7.2011
1.7.2002	620,750	(5,200)	(30,300)	585,250	S$1.55	30.6.2012
1.7.2003	775,600	(10,000)	(35,000)	730,600	S$1.42	30.6.2013
1.7.2004	3,324,400	(10,400)	(193,900)	3,120,100	S$2.04	30.6.2014
1.7.2005	8,102,000	(5,200)	(722,900)	7,373,900	S$2.22	30.6.2015
3.7.2006	8,273,430	(13,000)	(1,002,980)	7,257,450	S$2.05	2.7.2016
2.7.2007	13,500,700	(41,800)	-	13,458,900	S$3.01	1.7.2017
1.7.2008	13,225,200	(37,000)	-	13,188,200	S$2.17	30.6.2018
	49,195,130	(127,800)	(2,791,730)	46,275,600		

Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 150% of the initial grant of the restricted shares and between 0% to 200% of the initial grant of the performance shares.

As at 30 June 2010, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 1,358,020 and 502,816 respectively.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares			
Date of grant	Balance at 1.4.2010	Vested	Cancelled	Balance at 30.6.2010
RSP				
02.10.2006	26,333	(26,333)	-	-
27.07.2007	45,120	-	-	45,120
01.11.2007	10,200	-	-	10,200
28.07.2008	488,700	-	-	488,700
17.11.2008	50,000	-	-	50,000
12.11.2009	790,000	-	(26,000)	764,000
	1,410,353	(26,333)	(26,000)	1,358,020

	Number of Performance Shares			
Date of grant	Balance at 1.4.2010	Vested	Cancelled	Balance at 30.6.2010
PSP				
27.07.2007	98,200	-	-	98,200
01.11.2007	55,000	-	-	55,000
15.04.2008	185,616	-	-	185,616
28.07.2008	92,000	-	-	92,000
12.11.2009	72,000	-	-	72,000
	502,816	-	-	502,816

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

As at 30 June 2010	As at 31 March 2010
1,095,969,109	1,093,151,046

1(d)(iv) A statement showing all sales, transfer, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited or reviewed in accordance with Singapore Standards on Auditing, or Singapore Standards on Review Engagements.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2010. The adoption of the new and revised Financial Reporting Standards (FRS) and Interpretations of FRS (INT FRS) that are mandatory for financial years beginning on or after 1 April 2010 has no significant impact on the Group.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	1st Quarter	
	2010-11	2009-10
Earnings per share based on net profit attributable to shareholders (cents):		
(i) Basic *	4.0	3.7
(ii) Diluted **	4.0	3.7

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.06.2010	As at 31.03.2010	As at 30.06.2010	As at 31.03.2010
Net asset value per ordinary share (cents)	139.3	135.5	112.2	111.2

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP FINANCIAL PERFORMANCE

First Quarter 2010-11

Group net profit attributable to equity holders for the first quarter was $44.3 million, $3.9 million or 9.7% higher than the same period last year.

Group revenue rose $30.4 million or 8.6% to $382.1 million as both Singapore and UK businesses recorded revenue growth compared to the same quarter last year. The Singapore operations and the regional joint ventures have benefited from the recovery in the aviation business. The synergies derived from integration with Singapore Food Industries (SFI) have also contributed to the improved performance in Food Solutions in Singapore.

Group expenditure increased $32.9 million or 10.7% to $340.9 million, with raw material and staff costs being the key contributors to higher expenditure.

As a result, the Group posted a lower operating profit of $41.2 million, $2.5 million or 5.7% lower than the same quarter in the preceding financial year. Discounting the job credits benefit of $6.1 million in 1QFY2009-10, the quarter-on-quarter improvement on Group operating profit would have been $3.6M or 9.6%.

The segmental revenue by business is summarised below:

	Revenue				
	1QFY2010-11 $M	%	1QFY2009-10 $M	%	Growth %
Gateway Services	131.8	34.5	120.1	34.2	9.7
Food Solutions	247.6	64.8	228.7	65.0	8.3
Corporate*	2.7	0.7	2.9	0.8	(6.9)
Total	**382.1**	**100.0**	**351.7**	**100.0**	**8.6**

*Revenue from rental of premises and provision of management services

Gateway Services and Food Solutions contributed 34.5% and 64.8% respectively to group revenue. Gateway Services revenue increased 9.7% to $131.8 million, mainly due to the increase in the number of flights handled. Cargo volumes have also recovered substantially. Revenue for Food Solutions grew by 8.3% mainly due to the increase in inflight meals and from the UK business.

With better performance reported by ground handling associates in Hong Kong and Indonesia, contribution from overseas associates grew $5.6 million or 61.5% to $14.7 million.

Consequently, profit before tax for the Group grew $3.4 million or 6.6% to $55.2 million. Net profit attributable to equity holders rose $3.9 million or 9.7% to $44.3 million.

Balance Sheet Review

Total equity of the Group stood at $1,545.4 million, an increase of $45.3 million or 3% compared to $1,500.1 million as at 31 March 2010. The increase was mainly from the profits made in the current quarter.

Total assets increased $48 million or 2.5% to $1,957.1 million.

Cash Flow Review

Group's cash and cash equivalents decreased $142.7 million to $223.6 million mainly because of repayment of $200 million medium-term notes in September 2009.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK

The Group's aviation business is expected to improve further with the continued economic recovery in Asia. Increased passenger traffic is anticipated in the coming quarters as full-service carriers continue to fill up seats, improve their yields and add more flights. Cargo volumes are expected to align with the projected slower economic growth during the second half of 2010.

The Singapore and UK food markets are expected to remain stable this year despite rising costs. Come next month, SATS' Food Solutions division will be participating in the SYOG that will allow the Group to showcase its competencies. The tourism and hospitality sectors are expected to remain vibrant with the 2010 F1 Singapore Grand Prix taking place in September and the progressive completion of the integrated resorts.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable

Not applicable

(d) Books Closure Date

Not applicable

12 If no dividend has been declared/recommended, a statement to that effect.

No dividend has been declared/recommended for the quarter ended 30 June 2010.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the first quarter ended 30 June 2010 are as follows:

	First Quarter FY2010-11	
	Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)	**Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)**
Name of Interested Person	$'000	$'000
ST Synthesis Pte Ltd	-	100,100
Silkair (Singapore) Private Limited	-	590
Total	-	100,690

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
29 July 2010
Singapore

Singapore Company Registration No: 197201770G


one with you

No. 01/10 29 July 2010

SATS' 1Q PROFIT GREW 10% TO $44.3M

HIGHLIGHTS OF THE SATS GROUP'S AUDITED RESULTS:

(in S$ million)	1Q FY2010-11 (Apr - Jun 10)	Year-on-Year change (%)
Operating revenue	382.1	8.6
Operating profit	41.2	(5.7)
Share of profits of associated companies	14.7	61.5
Profit before tax	55.2	6.6
Profit attributable to equity holders	44.3	9.7
Earnings per share (cents) - basic	4.0	8.1

GROUP EARNINGS

1Q FY2010-11 (1 April - 30 June 2010)

Group revenue rose 9% (+$30.4 million) to $382.1 million due to higher aviation revenue achieved (+$18.8 million or 9% growth), with increased volumes seen across all aviation operations. Growth in non-aviation food business (+$11.8 million or 8%) also contributed to higher Group revenue due mainly to higher drinks and fruit sales reported by the UK operations.

Operating profit, excluding jobs credit of $6.1 million received in 1QFY2009-10, improved 10% (+$3.6 million) year-on-year despite higher raw material and staff costs. Taking into account the jobs credit benefit last year, operating profit declined 6% (-$2.5 million) to $41.2 million.

Better performance by our ground handling associates in Hong Kong and Indonesia led to a 62% (+$5.6 million) growth in contribution from overseas associates. Consequently, Group profit before tax increased 7% (+$3.4 million) to $55.2 million while net profit attributable to equity shareholders rose 10% (+$3.9 million) to $44.3 million. Excluding the jobs credit benefit, the adjusted net profit attributable to equity shareholders would have grown 29% (+$10.0 million) over the previous year.

Note: The SATS Group comprises the parent holding unit, its subsidiaries and associated companies.
A summary of the financial statistics is shown in Annex A.
All monetary figures are in Singapore Dollars.

GROUP FINANCIAL POSITION (as at 30 June 2010)

Total equity of the Group stood at $1.55 billion, representing a 3% (+$45.3 million) increase compared with $1.5 billion as at 31 March 2010 while net asset value per share increased 3% to $1.39.

Total assets and cash balance amounted to $1.96 billion and $224.1 million respectively.

Taking into consideration $27 million receivables collected soon after 30 June 2010, free cash flow would have been $46 million as compared to $19 million reported in 1Q FY2010-11. Other contributing factors to the lower free cash flow were higher tax payment and capital expenditure as well as the stocking of food materials in preparation for the Singapore Youth Olympic Games (SYOG).

The Group's debt equity ratio was 0.01.

OPERATING DATA FOR AVIATION BUSINESS

In the first quarter of FY2010-11, all operating indices showed improvement over the corresponding period last year due to the continuing recovery of the aviation sector and the Singapore economy.

The 13.8% growth in passengers handled was mainly led by the growth in passenger traffic from full-service carriers, which accounted for two-thirds of the overall increase. This also contributed to the year-on-year growth in unit meals produced. Cargo throughput was 12.8% higher than a year ago as a result of the improved economic environment.

	1Q FY2010-11	1Q FY2009-10	% change
Passengers handled ('M)	8.65	7.60	13.8
Meals produced ('M)	6.02	5.44	10.7
Flights handled ('000)	25.23	23.52	7.3
Cargo/mail processed ('000 tonnes)	367.55	325.81	12.8

OUTLOOK

The Group's aviation business is expected to improve further with the continued economic recovery in Asia. Increased passenger traffic is anticipated in the coming quarters as full-service carriers continue to fill up seats, improve their yields and add more flights. Cargo volumes are expected to align with the projected slower economic growth during the second half of 2010.

The Singapore and UK food markets are expected to remain stable this year despite rising costs. Come next month, SATS' Food Solutions division will be participating in the SYOG that will allow the Group to showcase its competencies. The tourism and hospitality sectors are expected to remain vibrant with the 2010 F1 Singapore Grand Prix taking place in September and the progressive completion of the integrated resorts.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Gateway Services and Food Solutions.

Our comprehensive scope of Gateway Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 1Q FY2010-11 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng
AVP, Investor Relations
SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Email: sandy_leng@sats.com.sg

Jonathan Sanchez
Regional Director Asia Pacific
Edelman Public Relations
Tel: (65) 6347 2311 (office hours)
Tel: (65) 9069 5600 (after office hours)
Email: jonathan.sanchez@edelman.com

ANNEX A

GROUP FINANCIAL STATISTICS

	1Q FY2010-11	1Q FY2009-10
Financial Results (S$ million)		
Total revenue	382.1	351.7
Total expenditure	340.9	308.0
Operating profit	41.2	43.7
Share of profits from associated companies	14.7	9.1
Non-operating income / (expenses)	(0.7)	(1.0)
Profit before taxation	55.2	51.8
Profit attributable to equity holders	44.3	40.4
Per Share Data		
Earnings after tax (cents) - basic [R1]	4.0	3.7
- diluted [R2]	4.0	3.7

Financial Position (S$ million)	As at 30-Jun-10	As at 31-Mar-10
Equity attributable to equity holders	1,527.1	1,481.8
Total assets	1,957.1	1,909.1
Total debt	21.8	24.1
Gross debt/equity ratio (times) [R3]	0.01	0.02
Net asset value per share ($) [R4]	1.39	1.36

[R1] Earnings after tax per share (basic) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue.

[R2] Earnings after tax per share (diluted) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

[R3] Gross debt/equity ratio is computed by dividing total debt by equity attributable to equity holders.

[R4] Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

29 July 2010

sats
one with you



1Q FY10/11 Performance Review

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

sats

Contents

sats

Financial Review

sats

1Q10/11 Highlights

- Beneficiary of aviation recovery
- New products launched
- Coolport starts operations since 17 June 2010
- Full ramp handling for narrow body jets ready
- Jilin food zone

sats

1Q10/11 Financials

- Group revenue grew 9% to $382.1M due to:
  - ✓ higher aviation revenue
  - ✓ higher UK sales
  - ✓ higher sales from Singapore non-aviation food
- Group operating profit at $41.2M was 6% lower y-o-y, due to increase in raw material and staff costs and absence of jobs credit
- Contributions from overseas associates jumped 62% to $14.7M, with AAT and PTJAS being key contributors
- PATMI increased 10% to $44.3M
- Excluding $6.1M jobs credit in 1Q09/10, adjusted operating profit would have grown by 10% and PATMI by 29%
- Cash balance increased to $224.1M as at 30 June 2010

sats

1Q10/11 Financials

$M	1Q10/11	1Q09/10	% Change
Operating Revenue	382.1	351.7	8.6
Operating Expenditure	340.9	308.0	10.7
Operating Profit	41.2	43.7	(5.7)
EBITDA	63.5	66.8	(4.9)
Share of Profits from Associated Companies	14.7	9.1	61.5
PBT	55.2	51.8	6.6
PATMI	44.3	40.4	9.7

Excluding $6.1M jobs credit from staff costs in 1Q09/10, adjusted operating profit would have grown by 10% & PATMI by 29%

sats

Q-o-Q Highlights

$M	1Q10/11	4Q09/10	3Q09/10	2Q09/10	1Q09/10
Revenue	382.1	390.6	434.3	362.3	351.7
Change in Revenue	-2.2%	-10.1%	19.9%	3.0%	7.7%
Expenditure	(340.90)	(350.3)	(376.3)	(319.9)	(308.0)
Operating Profit	41.2	40.3	58.0	42.4	43.7
Change in Operating Profit	2.2%	-30.5%	36.8%	-3.0%	-4.4%
EBITDA	63.5	64.3	80.9	65.2	66.8
Share of Profits from Associated Companies	14.7	13.0	9.3	10.5	9.1
PBT	55.2	52.8	67.5	50.9	51.8
Change in PBT	4.5%	-21.8%	32.6%	-1.7%	11.2%
PATMI	44.3	46.5	53.4	40.9	40.4
Change in PATMI	-4.7%	-12.9%	30.6%	1.2%	-4.3%

sats

Revenue and Profitability Trends



Revenue
EBITDA
PATMI

Moving Annual Total (trailing LTM data)

sats

Financial Indicators

%	1Q10/11	1Q09/10	Change (pts)
Operating Margin	10.8	12.4	(1.6)
EBITDA Margin	16.6	19.0	(2.4)
PBT Margin	14.4	14.7	(0.3)
Net Margin	11.6	11.6	-

Cents	1Q10/11	1Q09/10	% Change
Earnings Per Share	4.0	3.7	8.1

$	30-Jun-10	31-Mar-10
Net Asset Value Per Share	1.39	1.36
Debt Equity Ratio	0.01	0.02

sats

Group Segmental Revenue

$M	1Q10/11	1Q09/10	% Change
By Business			
Gateway Services	131.8	120.1	9.7
Food Solutions	166.3	160.1	3.9
UK	81.3	68.6	18.5
Corporate	2.7	2.9	(6.9)
Total	382.1	351.7	8.6
By Industry			
Aviation	226.5	207.7	9.1
Non-Aviation	152.9	141.1	8.4
Corporate	2.7	2.9	(6.9)
Total	382.1	351.7	8.6
By Geographical Location			
Singapore	291.6	275.9	5.7
UK	81.3	68.6	18.5
Others	6.5	4.3	51.2
Corporate	2.7	2.9	(6.9)
Total	382.1	351.7	8.6

- Higher sales from Daniels' juice and cut fruit categories contributed to higher UK revenue
- Aviation recovery led to higher volumes and aviation revenue

sats

Segmental Revenue by Business - 1Q10/11



UK
21.3%
Corporate
0.7%
Gateway Services
34.5%
Food Solutions
43.5%
1Q09/10
Corporate
0.8%
UK
19.5%
Gateway Services
34.2%
Food Solutions
45.5%

UK contribution to Group revenue grew as a result of higher sales from Daniels

Gateway Services: *ground handling, airfreight handling, aviation security, aircraft interior cleaning, and cargo delivery & management*

Food Solutions: *airline catering, food distribution & logistics, industrial catering, chilled & frozen food manufacturing, and airline linen & laundry*

Corporate: *revenue from rental of premises and provision of management services*

sats

Segmental Revenue by Industry - 1Q10/11



Corporate 0.7%
Non-aviation 40.0%
Aviation 59.3%
1Q09/10
Corporate 0.8%
Aviation 59.1%
Non-aviation 40.1%

Marginal change in revenue by industry

Non-aviation revenue encompasses revenue from SFI, Country Foods and Country Foods Macau
Corporate revenue includes revenue from rental of premises and provision of management services

sats

Segmental Revenue by Geographical Location - 1Q10/11



Others 1.7%
Corporate 0.7%
UK 21.3%
Singapore 76.3%
1Q09/10
Others 1.2%
Corporate 0.8%
UK 19.5%
Singapore 78.5%

Higher sales from juice and fruits led to increased contribution from Daniels to Group revenue

Corporate revenue includes revenue from rental of premises and provision of management services

sats

Group Expenditure

$M	1Q10/11	1Q09/10	% Change
Staff Costs	144.0	124.4	15.8
Cost of Raw Materials	98.5	91.5	7.7
Licensing Fees	14.6	13.6	7.4
Depreciation & Amortisation	22.3	22.9	(2.6)
Company Accommodation & Utilities	23.0	21.6	6.5
Other Costs	38.5	34.0	13.2
Total	340.9	308.0	10.7

- Increased business activities resulted in higher staff and raw material costs
- 1QFY09/10 staff costs included jobs credit of $6.1M. Excluding this, the increase in staff costs would have been 10%

sats

Associates' Results - Proportionate Accounting

By Business

$M	1Q10/11	1Q09/10	% Change
Turnover	68.9	57.1	20.7
Gateway Services	53.3	40.9	30.3
Food Solutions	15.6	16.2	(3.7)
EBITDA	21.0	17.0	23.5
Gateway Services	18.9	14.0	35.0
Food Solutions	2.1	3.0	(30.0)
EBITDA Margin (%)	30.5	29.8	0.7 pts
Gateway Services	35.5	34.2	1.3 pts
Food Solutions	13.5	18.5	(5.0) pts
PBT	14.7	9.1	61.5
Gateway Services	14.2	7.2	97.2
Food Solutions	0.5	1.9	(73.7)
Gross Dividends Received	7.3	10.6	(31.1)

Gateway Services

- AAT: Higher cargo volumes
- PT JAS: Higher cargo and ground handling revenue

sats

Associates' Results - Proportionate Accounting

By Region

$M	1Q10/11	1Q09/10	% Change
Turnover	68.9	57.1	20.7
West Asia	9.7	10.3	(5.8)
North Asia	43.5	33.6	29.5
SEA & Australasia	15.7	13.2	18.9
EBITDA	21.0	17.0	23.5
West Asia	1.9	2.4	(20.8)
North Asia	12.7	9.8	29.6
SEA & Australasia	6.4	4.8	33.3
EBITDA Margin (%)	30.5	29.8	0.7 pts
West Asia	19.6	23.3	(3.7) pts
North Asia	29.2	29.2	-
SEA & Australasia	40.8	36.4	4.4 pts
PBT	14.7	9.1	61.5
West Asia	0.6	1.5	(60.0)
North Asia	8.1	3.6	125.0
SEA & Australasia	6.0	4.0	50.0
Gross Dividends Received	7.3	10.6	(31.1)

Group Balance Sheet

$M	As at 30 Jun 10	As at 31 Mar 10
Total Equity	1545.4	1500.1
Long-term Loans	8.8	10.0
Other Long-term Liabilities	118.1	121.7
Current Liabilities	284.8	277.3
Total Equity & Liabilities	1,957.1	1,909.1
Fixed Assets	596.1	600.9
Associated Companies	336.9	334.8
Intangible Assets	459.9	461.9
Other Non-Current Assets	24.2	25.8
Current Assets		
Cash & Cash Equivalents	224.1	196.4
Debtors & Other Current Assets	315.9	289.3
Total Assets	1,957.1	1,909.1

- Higher profits led to increase in Total Equity in 1Q

Group Cash Flow

$M	1Q10/11	1Q09/10	Change
Net Cash provided by Operating Activities	35.9	84.3	(48.4)
Net Cash provided by Investing Activities	(9.8)	23.9	(33.7)
Net Cash used in Financing Activities	3.0	(17.9)	20.9
Net increase in Cash & Cash Equivalents	29.1	90.3	(61.2)
Exchange Rate Changes	(1.3)	0.3	(1.6)
Cash & Cash Equivalents at beginning of the period	195.8	275.7	(79.9)
Cash & Cash Equivalents at end of the period	223.6	366.3	(142.7)
Free Cash Flow*	19.0	74.9	(55.9)

- Lower cash generated from operations due mainly to higher receivables, of which $27M was collected in early July 2010 as well as higher tax payment and the stocking of food materials for SYOG
- Free cash flow declined 75% due to lower operating cash flow and capex payments for Coolport and Grimsby plant which were completed in 1Q

Free Cash Flow: cash flow from operating activities less cash purchases of capital expenditure

Operating Statistics for Aviation Business

	1Q10/11	1Q09/10	% Change
Passengers Handled ('M)	8.65	7.60	13.8
Flights Handled ('000)	25.23	23.52	7.3
Unit Services ('000)	20.38	19.38	5.2
Cargo ('000 tonnes)	367.55	325.81	12.8
Gross Meals Produced ('M)	6.02	5.44	10.7
Unit Meals Produced ('M)	4.73	4.31	9.8

- Higher volumes were recorded across all operations, in tandem with the recovery of the aviation sector and the Singapore economy
- Growth in passengers handled mainly led by increased traffic from full-service carriers. This also contributed to growth in unit meals produced
- Cargo throughput rose 12.8% due to the improved economic environment

Business Review – Cargo Services



Cargo Throughput - Singapore



Tons
1,600,000
1,550,000
1,500,000
1,450,000
1,400,000
1,350,000
1,300,000
1,250,000
1,200,000
1,150,000
FY00/01
FY01/02
FY02/03
FY03/04
FY04/05
FY05/06
FY06/07
FY07/08
FY08/09
FY09/10

- Cargo tonnage dropped 3.7% in FY09/10



Cargo Throughput for 1Q10/11 - Singapore



Tons
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
367,549
325,811
Apr
May
Jun
Cum(Apr-Jun)
FY09/10
FY10/11



Cargo Throughput for 1Q10/11 - Overseas JVs



AAT, Hong Kong
AISATS, India
PT JAS, Indonesia
TCS, Vietnam
BGS, China
Tons
1Q09/10
1Q10/11



Cargo Mix - Singapore


1Q10/11
Transhipment
46%
Import
29%
Export
25%

sats

Outlook

IATA's forecast : Growth in 2010


International air freight growth
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Year-on-year growth of air freight FTKs
Source: IATA

sats

Outlook


Semi-Conductor Shipments and Air Freight
% Growth, Semi-Conductor Shipments
% growth - International FTKs
International FTKs
Semi-Conductor Shipments

Source: www.iata.org/economics

sats

Industry Performance - Singapore


By Industry Clusters (Jan - May 10)
% change y-o-y
78
64.3
38.6
18.9
16.8
-13.3
Biomedical Manufacturing
Electronics
Precision Engineering
Chemicals
General Manufacturing Industries
Transport Engineering

Source: Economic Development Board, Singapore (May10)

sats

Business Strategy


Growth
Cargo Handling
Customer Intimacy
Innovation
Operational Excellence

sats

Operational Excellence

Warehouse Consolidation



AFT utilization from 70% to 86%

Delayering

- Position ourselves more competitively
- Delayer organisational structure
- Introduce multi-skilling
- Attain higher productivity

sats

Operational Excellence


COSYS

- Cargo Management System (CMS) for warehouse handling, documentation and electronic data interchange
- Enhanced features:
  - Advanced web track functionalities
  - Event management
  - SLA tracking
  - Strategic partnership with NIIT
  - JVs using COSYS: AISATS, Bangalore; AAT, Hong Kong; BGS, Beijing; PT JAS, (Surabaya, Denpasar, Jakarta); and TCS, Ho Chi Minh

sats

Operational Excellence

Take the paper OUT IATA

- SATS is a pioneer in E-freight
- Participating Airlines - 10 (BA, BR, CV, JL, KE, KZ, NH, OZ, QF & SQ)
- Participating Freight Forwarders - 20

cargo 2000

- Certified Industry Associate Member in Oct 09
- Participating airlines - 10 (BA, CV, EY, KE, SQ, SR, SV, TK, UA & QF)

sats

Growth

Coolport - first perishable handling centre in Singapore

- $16 million
- 8,000 square metres
- Handling capacity of 250,000 tonnes per annum
- Facilities include:
  - 12 landside docks
  - 3-storey ULD storage for 200 pallet positions
  - 3 Freezers at -28°C to -1°C
  - 9 Cold-rooms and chillers (2 temperature zones of 2°C to 5°C and 7°C to 12°C)
  - Work ambient temperature on service floor at 15°C to 19°C
  - Halal storage zones



sats

Growth

Coolport - drivers

- Global demand for perishables (share of new FTKs - freight ton kilometres - from 2004 to 2009: 12%)
- Growing affluence will push demand and quality
- Greater food safety awareness
- Limited shelf-life - speed and quality are key drivers
- Role of airport infrastructure in shaping trade flows

sats

Growth

Coolport - challenges in the perishable business

Seasonality	Cool Chain	Storage
• Highly seasonal production • Capability for peak handling & storage • Year-round capability needs to be guaranteed	• Minimise product loss • Interfaces need improvement • Higher food safety expectations	• Perishables require special attention and facilities • Lower margins due to loss of shelf-life

sats

Growth

Coolport's milestones

- Commence operations since 17 Jun 10
- 1st phase: airline cutovers (in progress)
- 2nd phase: ramp coolers (Oct 10)

Revenue generation

- Expected growth in perishables traffic
- New business opportunities:


Value-added services
Inter-modal movements
Dedicated handling of express products
Controlled temperature storage
Regional distribution centre
Consolidation & deconsolidation

- In discussion with prospective customers
- Target to have two new accounts by 3QFY10/11

sats

Growth

Coolport - Our Role on the Environment

- Reduce carbon emission
  - ✓ Solar-powered on-tarmac coolers
  - ✓ Electric vehicles within Coolport
- Our 'green' agenda
  - ✓ One perishable centre serving the community within the Airport Logistics Park
  - Reduction of wastages and product recalls

sats

Growth

Service Partnerships - SATS/Aerolog/Freight Forwarders

Freight Forwarders	SATS
NIPPON EXPRESS, DHL, DB SCHENKER	• AFT 3, 4, 5 and 6
• In discussion: KWE, hellmann Worldwide Logistics, YUSEN, SOV, PANALPINA	• coolport Trucking

sats

Innovation

- Self Service Concept
  - ✓ Cutover in Nov09
  - ✓ Internet-based platform
  - Allow freight forwarders to schedule own collection time
  - Quicker delivery



In the Pipeline...

- RF Technology
  - Real-time tracking of cargo
  - Transparency, Accuracy and Security



sats

Customer Intimacy

Accolades

Best Air Cargo Terminal Operator in Asia by AFSCA (2010)

Criteria : service standard, innovation, facility & IT infrastructure

Air Cargo Terminal Operator of the Year - Asia Pacific by Frost & Sullivan (2009)

Criteria : leadership, product introduction and innovation, business/market strategy, revenue growth, market share


Best Air Cargo Terminal Operator
in Asia
THANK YOU TEAM,
CUSTOMERS & PARTNERS!
sats

sats

In Summary

Our Competencies & Strengths

- Reliability
- Service standard
- Continuous improvement
- Innovation
- Professional and quality service
- Technology-driven
- Scale and size



Take the paper OUT
IATA
cargo
COSYS
THANK YOU TEAM, CUSTOMERS & PARTNERS!





sats

Business Review - Group

sats

New Contracts & Renewals in 1Q10/11

Singapore - Gateway Services

- Ground and cargo handling for United Airlines and Malaysian Airlines
- Ground handling for Mandala Airlines



UNITED
malaysia
mandala

Singapore - Food Solutions

- $5.5M catering services contract for SYOG
- Contract for packed meals for National Day Parade 2010

sats

New Contracts & Renewals in 1Q10/11

Overseas - Gateway Services

- SATS HK
  - ✓ Pax and ramp handling for Delta Airlines
  - ✓ Ramp handling for Air Atlanta Icelandic and Jamaica Airways

DELTA

AIR ATLANTA ICELANDIC

JAMAICA AIRWAYS

Overseas - Food Solutions

- Country Foods Macau
  - ✓ Employee meals contract from Mandarin Oriental
- Daniels Group
  - ✓ Secured additional shelf space and new lines for New Covent Garden soup with 2 major UK retailers, starting from September
  - ✓ Added new lines of private label soups and desserts for 2 major UK retailers, also starting from September

sats

Business Updates

Gateway Services

- Coolport@Changi
  - ✓ Phase 1: airline cutovers eg. SQ Cargo
- Asian Freight & Supply Chain Awards 2010
  - ✓ SATS won "Best Air Cargo Terminal in Asia" for the 12th time

Food Solutions

- Le Lifestyle
  - ✓ Set up by Country Foods to provide premium events catering and food service management

sats

Business Updates

- Food Safety Awards by Agri-Food & Veterinary Authority of Singapore (AVA)
  - ✓ 2 Gold awards under AVA's Factory Grading Scheme for SATS Inflight Catering Centres 1 and 2
  - ✓ AVA Food Safety Partner renewal by SFI
- Jilin Food Zone in China
  - ✓ JVCo formed between SFI, Jilin China-Singapore Food Zone Construction Investment and Dachan Food (Asia) to develop an integrated pig farm
  - ✓ SFI's equity stake and investment are 30% and S$10M respectively
  - ✓ Food zone will provide access to the processed food market in China

sats

Outlook

sats

Outlook

The Group's aviation business is expected to improve further with the continued economic recovery in Asia. Increased passenger traffic is anticipated in the coming quarters as full-service carriers continue to fill up seats, improve their yields and add more flights. Cargo volumes are expected to align with the projected slower economic growth during the second half of 2010.

The Singapore and UK food markets are expected to remain stable this year despite rising costs. Come next month, SATS' Food Solutions division will be participating in the SYOG that will allow the Group to showcase its competencies. The tourism and hospitality sectors are expected to remain vibrant with the 2010 F1 Singapore Grand Prix taking place in September and the progressive completion of the integrated resorts.

sats

sats
one with you



Q&A

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon / Leow Chiap Seng
Designation *	Joint Company Secretaries
Date & Time of Broadcast	26-Jul-2010 17:33:29
Announcement No.	00064

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	APPOINTMENT OF ASSISTANT COMPANY SECRETARY
Description	Singapore Airport Terminal Services Limited (the "Company") wishes to announce the appointment of Ms Tan Wan Hoon as Assistant Company Secretary with effect from today.
Attachments	Total size = **0** (2048K size limit recommended)

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Joint Company Secretary
Date & Time of Broadcast	15-Jul-2010 17:31:45
Announcement No.	00067

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...



Announcement Title *	SATS 1QFY2010/11 Aviation Operating Data
Description	Please see attachment below.
Attachments	SATS-OperatingData-1QFY11.pdf Total size = **27K** (2048K size limit recommended)

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sats
one with you

SATS' aviation operating data for 1Q FY2010-11:

	First Quarter FY2010-11 (Apr – Jun 10)	First Quarter FY2009-10 (Apr – Jun 09)	% change
Unit Services Handled ('000)	20.38	19.38	5.2
Flights Handled ('000)	25.23	23.52	7.3
Cargo/Mail Processed ('000 tonnes)	367.55	325.81	12.8
Passengers Handled ('M)	8.65	7.60	13.8
Unit Meals Produced ('M)	4.73	4.31	9.8
Gross Meals Produced ('M)	6.02	5.44	10.7

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

In the first quarter of FY2010-11, all operating indices showed improvement over the corresponding period last year due to the continuing recovery of the aviation sector and the Singapore economy.

The 13.8% growth in passengers handled was mainly led by the growth in passenger traffic from full-service carriers, which accounted for two-thirds of the overall increase. This also contributed to the year-on-year growth in unit meals produced.

Cargo throughput was 12.8% higher than a year ago as a result of the improved economic environment.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65 - 6541 8200 Fax: 65 - 6541 8204

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Joint Company Secretary
Date & Time of Broadcast	14-Jul-2010 18:18:17
Announcement No.	00108

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	APPOINTMENT OF JOINT COMPANY SECRETARY
Description	Singapore Airport Terminal Services Limited (the "Company") wishes to announce the appointment of Mr Leow Chiap Seng as Joint Company Secretary with effect from today.
Attachments	Total size = **0** (2048K size limit recommended)

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Jul-2010 12:42:39
Announcement No.	00032

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS releases 1Q FY2010/11 financial results on 29 July 2010

Description

Singapore, 14 July 2010 - Singapore Airport Terminal Services Limited (SATS) will be releasing its 1Q FY2010/11 financial results on Thursday, 29 July 2010 after market trading hours.

The financial statements and press release will be made available on SGXNET and SATS' website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html

Investor and Media Contact:
Sandy Leng
Assistant Vice President, Investor Relations
SATS
DID: (65) 6541 8200
Email: sandy_leng@sats.com.sg

Attachments

Total size = **0**
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SAT LTD.

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOP 820	
29 Sep 2010	Lodgment of Return of Allotment of Shares – 136,400 shares
29 Sep 2010	Lodgment of Return of Allotment of Shares – 44,025 shares
29 Sep 2010	Lodgment of Return of Allotment of Shares – 33,800 shares
29 Sep 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
29 Sep 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
29 Sep 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
29 Sep 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOP 819	
17 Sep 2010	Lodgment of Return of Allotment of Shares – 99,600 shares
17 Sep 2010	Lodgment of Return of Allotment of Shares – 28,200 shares
17 Sep 2010	Lodgment of Return of Allotment of Shares – 30,500 shares
17 Sep 2010	Lodgment of Return of Allotment of Shares – 12,600 shares
17 Sep 2010	Lodgment of Return of Allotment of Shares – 5,200 shares
17 Sep 2010	Lodgment of Return of Allotment of Shares – 5,200 shares
ESOP 818	
15 Sep 2010	Lodgment of Return of Allotment of Shares – 157,800 shares
15 Sep 2010	Lodgment of Return of Allotment of Shares – 62,400 shares
15 Sep 2010	Lodgment of Return of Allotment of Shares – 52,000 shares
15 Sep 2010	Lodgment of Return of Allotment of Shares – 15,600 shares
15 Sep 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
15 Sep 2010	Lodgment of Return of Allotment of Shares – 7,400 shares

ESOP 817

07 Sep 2010	Lodgment of Return of Allotment of Shares – 179,900 shares
07 Sep 2010	Lodgment of Return of Allotment of Shares – 50,600 shares
07 Sep 2010	Lodgment of Return of Allotment of Shares – 40,200 shares
07 Sep 2010	Lodgment of Return of Allotment of Shares – 7,800 shares
07 Sep 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
06 Sep 2010	Lodgment of Return of Allotment of Shares – 3,200 shares
02 Sep 2010	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Mr Yip Seng Cheong Leo

ESOP 816

31 Aug 2010	Lodgment of Return of Allotment of Shares – 154,600 shares
31 Aug 2010	Lodgment of Return of Allotment of Shares – 50,975 shares
31 Aug 2010	Lodgment of Return of Allotment of Shares – 68,000 shares
31 Aug 2010	Lodgment of Return of Allotment of Shares – 13,000 shares
31 Aug 2010	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOP 815

25 Aug 2010	Lodgment of Return of Allotment of Shares – 432,600 shares
25 Aug 2010	Lodgment of Return of Allotment of Shares – 150,700 shares
25 Aug 2010	Lodgment of Return of Allotment of Shares – 116,300 shares
25 Aug 2010	Lodgment of Return of Allotment of Shares – 44,800 shares
25 Aug 2010	Lodgment of Return of Allotment of Shares – 5,200 shares
25 Aug 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
25 Aug 2010	Lodgment of Return of Allotment of Shares – 7,800 shares

25 Aug 2010	Lodgment of Annual Return of Company – SATS Ltd.
ESOP 814	
17 Aug 2010	Lodgment of Return of Allotment of Shares – 65,400 shares
17 Aug 2010	Lodgment of Return of Allotment of Shares – 37,800 shares
17 Aug 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
17 Aug 2010	Lodgment of Return of Allotment of Shares – 13,000 shares
17 Aug 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
10 Aug 2010	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Ms Shireena Woon
10 Aug 2010	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Mr Nihal Vijaya Devadas Kaviratne
PSP2	
05 Aug 2010	Lodgment of Return of Allotment of Shares – 112,600 shares
RSP7	
05 Aug 2010	Lodgment of Return of Allotment of Shares – 208,000 shares
ESOP 813	
03 Aug 2010	Lodgment of Return of Allotment of Shares – 622,900 shares
03 Aug 2010	Lodgment of Return of Allotment of Shares – 268,525 shares
03 Aug 2010	Lodgment of Return of Allotment of Shares – 183,900 shares
03 Aug 2010	Lodgment of Return of Allotment of Shares – 58,350 shares
03 Aug 2010	Lodgment of Return of Allotment of Shares – 11,000 shares

ESOP 812

03 Aug 2010	Lodgment of Return of Allotment of Shares – 2,116,100 shares
03 Aug 2010	Lodgment of Return of Allotment of Shares – 586,100 shares
03 Aug 2010	Lodgment of Return of Allotment of Shares – 374,400 shares
03 Aug 2010	Lodgment of Return of Allotment of Shares – 107,500 shares
02 Aug 2010	Lodgment of Return of Allotment of Shares – 3,150 shares
02 Aug 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
02 Aug 2010	Lodgment of Return of Allotment of Shares – 2,900 shares
30 July 2010	Lodgment of Notice of Resolution (Others) – 2010 Extraordinary General Meeting – Resolution 4
30 July 2010	Lodgment of Notice of Resolution (Others) – 2010 Extraordinary General Meeting – Resolution 3
30 July 2010	Lodgment of Notice of Resolution (Others) – 2010 Extraordinary General Meeting – Resolution 2
30 July 2010	Lodgment of Notice of Resolution (Others) – 2010 Annual General Meeting – Resolutions No. 11 & 12

ESOP 811

26 July 2010	Lodgment of Return of Allotment of Shares – 1,067,700 shares
26 July 2010	Lodgment of Return of Allotment of Shares – 251,050 shares
26 July 2010	Lodgment of Return of Allotment of Shares – 125,200 shares
26 July 2010	Lodgment of Return of Allotment of Shares – 41,600 shares
26 July 2010	Lodgment of Return of Allotment of Shares – 10,000 shares
26 July 2010	Lodgment of Return of Allotment of Shares – 8,400 shares
26 July 2010	Lodgment of Return of Allotment of Shares – 13,000 shares

26 July2010	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Ms Tan Wan Hoon
16 July 2010	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Mr Leow Chiap Seng
<u>RSP6</u>	
02 July 2010	Lodgment of Return of Allotment of Shares – 28,860 shares
ESOP 810	
02 July 2010	Lodgment of Return of Allotment of Shares – 27,200 shares
02 July 2010	Lodgment of Return of Allotment of Shares – 11,000 shares
02 July 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
02 July 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
02 July 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
02 July 2010	Lodgment of Return of Allotment of Shares – 70,200 shares

CDP

Transaction Details

Transaction No. :	C100396852
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003843009A
Payment Date :	29/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP820(7)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	136,400	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	295,988.00	0.00	0.00
Amount of Paid Up Share Capital :	295,988.00	0.00	0.00
Date of Allotment : *	22/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,362,744	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	294,503,654.42	0.00	0.00
Amount of Paid Up Share Capital :	294,503,654.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :29/09/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100396838
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003842993A
Payment Date :	29/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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ESOP8 20(6)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	44,025	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	90,251.25	0.00	0.00
Amount of Paid Up Share Capital :	90,251.25	0.00	0.00
Date of Allotment : *	22/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,226,344	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	294,207,666.42	0.00	0.00
Amount of Paid Up Share Capital :	294,207,666.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :29/09/2010

CDP

Transaction Details

Transaction No. :	C100396821
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003842975A
Payment Date :	29/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 82 of 57

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	33,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note: Amount will be populated but editable if figure is not precise	75,036.00	0.00	0.00
Amount of Paid Up Share Capital :	75,036.00	0.00	0.00
Date of Allotment : *	22/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,182,319	0	0
Amount of Issued Share Capital : Note: Amount will be populated but editable if figure is not precise.	294,117,415.17	0.00	0.00
Amount of Paid Up Share Capital :	294,117,415.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/09/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Singapore Government
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Transaction Details

Transaction No. :	C100396801
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003842956A
Payment Date :	29/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP820(4)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	21,216.00	0.00	0.00
Amount of Paid Up Share Capital :	21,216.00	0.00	0.00
Date of Allotment : *	22/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,148,519	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	294,042,379.17	0.00	0.00
Amount of Paid Up Share Capital :	294,042,379.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :29/09/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100396775
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003842934A
Payment Date :	29/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 820(3)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital :	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	22/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,138,119	0	0
Amount of Issued Share Capital :	294,021,163.17	0.00	0.00
Amount of Paid Up Share Capital :	294,021,163.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/09/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100396749
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003842909A
Payment Date :	29/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 820(2)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital :	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	22/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,135,519	0	0
Amount of Issued Share Capital :	294,017,471.17	0.00	0.00
Amount of Paid Up Share Capital :	294,017,471.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :29/09/2010

CPP

Transaction Details

Transaction No. :	C100396653
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003842825A
Payment Date :	29/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62488028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 820(1)

Return of Allotment of Shares

1. Enter Registration No. | **2. Make Changes** | 3. Review Changes | **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure [illegible]	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	22/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,132,919	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure [illegible]	294,013,441.17	0.00	0.00
Amount of Paid Up Share Capital :	294,013,441.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :29/09/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout



Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	99,600	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	216,132.00	0.00	0.00
Amount of Paid Up Share Capital :	216,132.00	0.00	0.00
Date of Allotment : *	15/09/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,104,130,319	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	294,010,347.17	0.00	0.00
Amount of Paid Up Share Capital :	294,010,347.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

√

ESOP819 (6)


Singapore Government
Integrity • Service • Excellence



Transaction Details

Transaction No. :	C100382258
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003830804A
Payment Date :	17/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout



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Transaction Details

Transaction No. :	C100382231
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003830782A
Payment Date :	17/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

E.SOP 819 (1)



CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	28,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	57,810.00	0.00	0.00
Amount of Paid Up Share Capital :	57,810.00	0.00	0.00
Date of Allotment : *	15/09/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,030,719	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,794,215.17	0.00	0.00
Amount of Paid Up Share Capital :	293,794,215.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 819 (S)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP



Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100382209
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003830764A
Payment Date :	17/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout|

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 819 (4)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout



Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	30,500	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	67,710.00	0.00	0.00
Amount of Paid Up Share Capital :	67,710.00	0.00	0.00
Date of Allotment : *	15/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,104,002,519	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,736,405.17	0.00	0.00
Amount of Paid Up Share Capital :	293,736,405.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

✓

ESOP 819 (4)


Singapore Government
Integrity · Service · Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout



Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100382191
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003830750A
Payment Date :	17/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 819 (2)


Singapore Government
Integrity · Service · Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25,704.00	0.00	0.00
Amount of Paid Up Share Capital :	25,704.00	0.00	0.00
Date of Allotment : *	15/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,972,019	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,668,695.17	0.00	0.00
Amount of Paid Up Share Capital :	293,668,695.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/09/2010

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

E SOP 819 (2)


Singapore Government
Integrity • Service • Excellence



Transaction Details

Transaction No. :	C100382163
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003830728A
Payment Date :	17/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

(SGP 819 (2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	5,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	7,384.00	0.00	0.00
Amount of Paid Up Share Capital :	7,384.00	0.00	0.00
Date of Allotment : *	15/09/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,959,419	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,642,991.17	0.00	0.00
Amount of Paid Up Share Capital :	293,642,991.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/09/2010

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If you encounter any problems with this service, please contact us at Tel: 62488028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

E SOP S10 (2) ✓

819



Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout



Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100382124
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003830692A
Payment Date :	17/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 819 (1)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,060.00	0.00	0.00
Amount of Paid Up Share Capital :	8,060.00	0.00	0.00
Date of Allotment : *	15/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,954,219	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,635,607.17	0.00	0.00
Amount of Paid Up Share Capital :	293,635,607.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/09/2010

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



E SOP 819 (1)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

RECEIPT

Receipt No. : ACR0000003B27368A

Transaction No. : C100378101

Agency : ACRA

Application : BizFILE PAYMENT SERVICE

Paid Via : DEPOSIT SERVICE ACCOUNT

EP Ref No. : -

GST No. : M9-0006879-T

Date/Time : 15/09/2010 15:33:21

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 818 (6)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	157,800	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	342,426.00	0.00	0.00
Amount of Paid Up Share Capital :	342,426.00	0.00	0.00
Date of Allotment : *	08/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,949,019	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,627,547.17	0.00	0.00
Amount of Paid Up Share Capital :	293,627,547.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 818 (6)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout



Terms and Conditions | FAQs | Help

RECEIPT

Receipt No.	: ACR0000003827275A
Transaction No.	: C100378064
Agency	: ACRA
Application	: BizFILE PAYMENT SERVICE
Paid Via	: DEPOSIT SERVICE ACCOUNT
EP Ref No.	: -

GST No. : M9-0008879-T
Date/Time : 15/09/2010 15:06:56

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 818 (5)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	62,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital :	127,920.00	0.00	0.00
Amount of Paid Up Share Capital :	127,920.00	0.00	0.00
Date of Allotment : *	08/09/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,791,219	0	0
Amount of Issued Share Capital :	293,285,121.17	0.00	0.00
Amount of Paid Up Share Capital :	293,285,121.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 818 (5)


Singapor
Integrity · !

CONTACT F
INFO

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Con

RECEIPT

Receipt No. : ACR0000003827216A
Transaction No. : C100377984
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 15/09/2010 14:47:08

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.g
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C

F SOP 818(4)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	52,000	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	115,440.00	0.00	0.00
Amount of Paid Up Share Capital :	115,440.00	0.00	0.00
Date of Allotment : *	08/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,728,819	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,157,201.17	0.00	0.00
Amount of Paid Up Share Capital :	293,157,201.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on 15/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

FSOP 818 (4)


Singapor
Integrity · S

CONTACT F
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Cor

RECEIPT

Receipt No.	: ACR0000003827171A	GST No. : M9-0008879-T
Transaction No.	: C100377936	Date/Time : 15/09/2010 14:30:54
Agency	: ACRA	
Application	: BizFILE PAYMENT SERVICE	
Paid Via	: DEPOSIT SERVICE ACCOUNT	
EP Ref No.	: -	

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.g step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(

ESOP 818 (2)



CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	15,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	31,824.00	0.00	0.00
Amount of Paid Up Share Capital :	31,824.00	0.00	0.00
Date of Allotment : *	08/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,676,819	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,041,761.17	0.00	0.00
Amount of Paid Up Share Capital :	293,041,761.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/feedback/. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 818 (3)


Singapor
Integrity • !

CONTACT F
INFO

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Con

RECEIPT

Receipt No. : ACR0000003827110A
Transaction No. : C100377872
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 15/09/2010 14:13:47

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page!

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.g
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(

ESOP 818 (>)

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	08/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,661,219	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	293,009,937.17	0.00	0.00
Amount of Paid Up Share Capital :	293,009,937.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2010

Back | Print This Page | Confirm |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm

ESOP 818 (2)


Singapor
Integrity •

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Con

RECEIPT

Receipt No.	: ACR0000003827071A	GST No. : M9-0008879-T
Transaction No.	: C100377834	Date/Time : 15/09/2010 13:59:27
Agency	: ACRA	
Application	: BizFILE PAYMENT SERVICE	
Paid Via	: DEPOSIT SERVICE ACCOUNT	
EP Ref No.	: -	

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.g
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE Cc

ESOP 818 (1)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	7,400	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	11,470.00	0.00	0.00
Amount of Paid Up Share Capital :	11,470.00	0.00	0.00
Date of Allotment : *	08/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,658,619	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	293,006,245.17	0.00	0.00
Amount of Paid Up Share Capital :	293,006,245.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2010

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ESOP 818 (i)

Transaction Details

Transaction No. :	C100367905
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003818578A
Payment Date :	07/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817 (6)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	179,900	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note . Amount will be populated but editable if figure is not precise.	390,383.00	0.00	0.00
Amount of Paid Up Share Capital :	390,383.00	0.00	0.00
Date of Allotment : *	01/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,651,219	0	0
Amount of Issued Share Capital : Note . Amount will be populated but editable if figure is not precise.	292,994,775.17	0.00	0.00
Amount of Paid Up Share Capital :	292,994,775.17	0.00	0.00

Declaration

I, PAN MI KEAY, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/09/2010

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ESOP 817 (6)

Transaction Details

Transaction No. :	C100367823
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003818500A
Payment Date :	07/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817(5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	50,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	103,730.00	0.00	0.00
Amount of Paid Up Share Capital :	103,730.00	0.00	0.00
Date of Allotment : *	01/09/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,471,319	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	292,604,392.17	0.00	0.00
Amount of Paid Up Share Capital :	292,604,392.17	0.00	0.00

Declaration

I, PAN MI KEAY, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/09/2010

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817 (5)

Transaction Details

Transaction No. :	C100367805
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003818492A
Payment Date :	07/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra.gov sg/Publications/BizFile_eGuides.htm.

ESOP 817 (4)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	40,200	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	89,244.00	0.00	0.00
Amount of Paid Up Share Capital :	89,244.00	0.00	0.00
Date of Allotment : *	01/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,420,719	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	292,500,662.17	0.00	0.00
Amount of Paid Up Share Capital :	292,500,662.17	0.00	0.00

Declaration

I, **PAN MI KEAY, Professional body/service bureau**, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/09/2010

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817 (4)

Transaction Details

Transaction No. :	C100367780
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003818462A
Payment Date :	07/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817 (3)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,912.00	0.00	0.00
Amount of Paid Up Share Capital :	15,912.00	0.00	0.00
Date of Allotment : *	01/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,380,519	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	292,411,418.17	0.00	0.00
Amount of Paid Up Share Capital :	292,411,418.17	0.00	0.00

Declaration

I, **PAN MI KEAY, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/09/2010

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817 (3)

Transaction Details

Transaction No. :	C100367732
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003818418A
Payment Date :	07/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817 (2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	01/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,372,719	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	292,395,506.17	0.00	0.00
Amount of Paid Up Share Capital :	292,395,506.17	0.00	0.00

Declaration

I, **PAN MI KEAY, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/09/2010

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 817 (2)


Singapore Government
Integrity • Service • Excellence

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Transaction Details

Transaction No. :	C100366932
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003817776A
Payment Date :	06/09/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 817 (1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	3,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital :	4,960.00	0.00	0.00
Amount of Paid Up Share Capital :	4,960.00	0.00	0.00
Date of Allotment :	01/09/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,103,370,119	0	0
Amount of Issued Share Capital :	292,391,814.17	0.00	0.00
Amount of Paid Up Share Capital :	292,391,814.17	0.00	0.00

Declaration

I, PAN MI KEAY, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/09/2010

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ESOP 817 (1)


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000003813627A	Date/Time : 02/09/2010 09:01
Transaction No	: C100361902	Print Back
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 197201770G / SATS LTD.			
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 560.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

If you wish to apply, update, renew or terminate other business licences, please click here to be redirected to the Online Business Licensing Service Website.



LOCAL COMPANY TRANSACTIONS

HOME | LOGOU

Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SATS LTD.**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
2	S0070715E	NG KEE CHOE	DIRECTOR
3	S1271626E	TAY AH KEE KEITH	DIRECTOR
4	S1342207I	YEO CHEE TONG	DIRECTOR
5	S1647819I	LEOW CHIAP SENG	SECRETARY
6	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
7	S2533854E	KHAW KHENG JOO	DIRECTOR
8	S2555499Z	MAK SWEE WAH	DIRECTOR
9	S2588119B	HENG CHEN SENG	DIRECTOR
10	S2726390I	NIHAL VIJAYA DEVADAS KAVIRATNE	DIRECTOR
11	S6841013D	TAN WAN HOON	SECRETARY
12	Z1742995	RAJIV BEHARI LALL	DIRECTOR
13	S1608054C	YIP SENG CHEONG LEO	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	T08LL0859H	ERNST & YOUNG LLP

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]



LOCAL COMPANY TRANSACTIONS

HOME | LOGOU

Change of Particulars, Appointment or Cessation of Company Officers or Auditors
- Edit Particulars of New Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer

Identification No. : **S1608054C**

Identification Type : * NRIC

Name of Officer : * YIP SENG CHEONG LEO

Nationality : * SINGAPORE CITIZEN (SG)

Mobile No. :

Email Address :

Address : *

Address Type : ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267988 Retrieve Address

Block/House No. : 37

Street Name : **KINGSMEAD ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Position(s) Held (click on hyperlink to edit information of position held)

S/No	Position Held	Appointment Date	Cessation Date
1	Director	01/09/2010	

To Add Position Held Position Held

Save Delete Reset Back



HOME | LOGOUT

PAYMENTS

EP Ref No :

Receipt No. : ACR0000003813627A

Transaction No.	Company Registration No.	Company Name
C100361902	197201770G	SATS LTD.

Payment for Change of Particulars, Appointment or Cessation of Company Officers or Auditors has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt

If you wish to apply, update, renew or terminate other business licences, please click here to be redirected to the Online Business Licensing Service Website.

CDP

Transaction Details

Transaction No. :	C100357799
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003810398A
Payment Date :	31/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP816(5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	154,600	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	335,482.00	0.00	0.00
Amount of Paid Up Share Capital :	335,482.00	0.00	0.00
Date of Allotment : *	25/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,366,919	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	292,386,854.17	0.00	0.00
Amount of Paid Up Share Capital :	292,386,854.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :31/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

cop

Transaction Details

Transaction No. :	C100357747
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003810353A
Payment Date :	31/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra gov sg/Publications/BizFile_eGuides.htm.

ESOP816(4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	50,975	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	104,498.75	0.00	0.00
Amount of Paid Up Share Capital :	104,498.75	0.00	0.00
Date of Allotment : *	25/08/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,212,319	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	292,051,372.17	0.00	0.00
Amount of Paid Up Share Capital :	292,051,372.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :31/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C100357709
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003810319A
Payment Date :	31/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	68,000	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	150,960.00	0.00	0.00
Amount of Paid Up Share Capital :	150,960.00	0.00	0.00
Date of Allotment : *	25/08/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,161,344	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	291,946,873.42	0.00	0.00
Amount of Paid Up Share Capital :	291,946,873.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :31/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COP

Transaction Details

Transaction No. :	C100357693
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003810306A
Payment Date :	31/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 816(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,000	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	26,520.00	0.00	0.00
Amount of Paid Up Share Capital :	26,520.00	0.00	0.00
Date of Allotment : *	25/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,093,344	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	291,795,913.42	0.00	0.00
Amount of Paid Up Share Capital :	291,795,913.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :31/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COP

Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100357544
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003810180A
Payment Date :	31/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout|

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP816(1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.
Power under S161 of the Companies Act ***(Click above link to edit)***	
Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	25/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,080,344	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	291,769,393.42	0.00	0.00
Amount of Paid Up Share Capital :	291,769,393.42	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :31/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CPP

Transaction Details

Transaction No. :	C100350748
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003804663A
Payment Date :	25/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

ESOP815(7)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	432,600	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	938,742.00	0.00	0.00
Amount of Paid Up Share Capital :	938,742.00	0.00	0.00
Date of Allotment : *	18/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,103,077,744	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	291,765,701.42	0.00	0.00
Amount of Paid Up Share Capital :	291,765,701.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www acra gov sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100350741
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003804656A
Payment Date :	25/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP815(6)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	150,700	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	308,935.00	0.00	0.00
Amount of Paid Up Share Capital :	308,935.00	0.00	0.00
Date of Allotment : *	18/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,645,144	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	290,826,959.42	0.00	0.00
Amount of Paid Up Share Capital :	290,826,959.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP
S16

Transaction Details

Transaction No. :	C100350735
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003804650A
Payment Date :	25/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

E50P815(5)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	116,300	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	258,186.00	0.00	0.00
Amount of Paid Up Share Capital :	258,186.00	0.00	0.00
Date of Allotment : *	18/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,494,444	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	290,518,024.42	0.00	0.00
Amount of Paid Up Share Capital :	290,518,024.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100350722
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003804645A
Payment Date :	25/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 815(4)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	44,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	91,392.00	0.00	0.00
Amount of Paid Up Share Capital :	91,392.00	0.00	0.00
Date of Allotment : *	18/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,378,144	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	290,259,838.42	0.00	0.00
Amount of Paid Up Share Capital :	290,259,838.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100350720
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003804644A
Payment Date :	25/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 815 (3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	7,384.00	0.00	0.00
Amount of Paid Up Share Capital :	7,384.00	0.00	0.00
Date of Allotment : *	18/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,333,344	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	290,168,446.42	0.00	0.00
Amount of Paid Up Share Capital :	290,168,446.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100350716
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003804642A
Payment Date :	25/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62488028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

E50P815(2)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	16,120.00	0.00	0.00
Amount of Paid Up Share Capital :	16,120.00	0.00	0.00
Date of Allotment : *	18/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,328,144	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	290,161,062.42	0.00	0.00
Amount of Paid Up Share Capital :	290,161,062.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

CDP

Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100350711
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003804640A
Payment Date :	25/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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ESOP 815(1)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,282.00	0.00	0.00
Amount of Paid Up Share Capital :	9,282.00	0.00	0.00
Date of Allotment : *	18/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,317,744	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	290,144,942.42	0.00	0.00
Amount of Paid Up Share Capital :	290,144,942.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003803644A

Date/Time : 25/08/2010 11:22

Transaction No : C100349527

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgement of Annual Return of Company - SATS Ltd. **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SATS LTD.	20.00	1	20.00
		Total (S$) :		20.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 570.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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EP Ref No :

Receipt No. : ACR0000003803644A

Transaction No.	Company Registration No.	Company Name
C100349527	197201770G	SATS LTD.

Payment for Annual Filing by Local Company has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt

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Filing of Annual Return

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NOTE: Before filing the Annual Return, please obtain the confirmation from the company director(s)/secretary **not more than 14 days** prior to the filing of this return, that the information contained in this return is correct.

Current Annual Return was last Accessed by:-

WOO MAY POH MABEL (S7128630D) of TRICOR SINGAPORE PTE. LTD. (PB06000015) on 14/04/2010 16:40:53

WOO MAY POH MABEL (S7128630D) of TRICOR SINGAPORE PTE. LTD. (PB06000015) on 12/04/2010 10:52:54

Office, Officers and Charges Details

Name of Company :	**SATS LTD.**
Registration No :	**197201770G**

Principal Activity(ies)
[**Click Here** to change if the Principal Activity is different]

SSIC Code(I) :	OTHER INVESTMENT HOLDING COMPANIES(64202)
SSIC Description(I) :	
SSIC Code(II) :	
SSIC Description(II) :	

Registered Office Address
[**Click Here** to change if the Registered Office Address is different]

20, AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE(819659)

Address where Register of Members kept if other than the Registered Office
[**Click Here** to change if the Address where Register of Members kept is different]

138 ROBINSON ROAD #17-00 THE CORPORATE OFFICE

SINGAPORE 068906

Particulars of Directors, Managers, Secretaries, Auditors, Shareholders as at: 25/08/2010
[Click Here to change if the particulars are different]

Director(s):

S/No.	Name Address	Identification No.	Date of Appointment Nationality
1	DAVID ZALMON BAFFSKY 1B WENTWORTH PLACE POINT PIPER NSW 2027 AUSTRALIA	E1009565	15/05/2008 AUSTRALIAN
2	NG KEE CHOE 9, WILTSHIRE ROAD SINGAPORE(466385)	S0070715E	01/03/2000 SINGAPORE CITIZEN
3	TAY AH KEE KEITH 25, GREENLEAF AVENUE BAN GUAN PARK SINGAPORE(279606)	S1271626E	26/07/2007 SINGAPORE CITIZEN
4	CHENG WAI WING EDMUND 16, PEEL ROAD SINGAPORE(248620)	S2163476Z	22/05/2003 SINGAPORE CITIZEN
5	MAK SWEE WAH 522, EAST COAST ROAD #15- 04 OCEAN PARK SINGAPORE(458966)	S2555499Z	24/07/2008 SINGAPORE CITIZEN
6	NIHAL VIJAYA DEVADAS KAVIRATNE A-5 SEA FACE PARK, 50 BHULABHAI DESAI ROAD MUMBAI 400 026, INDIA	S2726390I	30/07/2010 SINGAPORE P.R.
7	RAJIV BEHARI LALL SANGHI HOUSE, 3RD FLOOR, 94 NEPEAN SEA ROAD MUMBAI-400006, INDIA	Z1742995	05/05/2008 INDIAN
8	HENG CHEN SENG 88, ROBERTSON QUAY #02- 05 SINGAPORE(238247)	S2588119B	15/10/2009 SINGAPORE P.R.
9	KHAW KHENG JOO 61, HOLLAND GROVE DRIVE HOLLAND GROVE PARK SINGAPORE(278889)	S2533854E	19/07/2005 SINGAPORE CITIZEN

10	YEO CHEE TONG 54, LILAC DRIVE LILAC PARK SINGAPORE(808234)	S1342207I	19/05/2006 SINGAPORE CITIZEN

Secretary(ies):

S/No.	Name Address	Identification No.	Date of Appointment Nationality
1	LEOW CHIAP SENG 60, LORONG 4 TOA PAYOH #17- 119 SINGAPORE(310060)	S1647819I	14/07/2010 SINGAPORE CITIZEN
2	TAN WAN HOON 3, ST. GEORGE'S ROAD #14- 111 SINGAPORE(320003)	S6841013D	26/07/2010 SINGAPORE CITIZEN

Auditor(s):

S/No.	Name Address	Identification No.	Date of Appointment
1	ERNST & YOUNG LLP 1, RAFFLES QUAY #18- 01 SINGAPORE(048583)	T08LL0859H	03/05/1973

List of Registered Charges

[Click Here to change if the Registered Charge(s) is different]

--- NILL ---

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Records saved.

Share Capital Details

Name of Company : **SATS LTD.**

Registration No : **197201770G**

Summary of Share Capital and Shares

[Click Here to change if it is different]

Currency : **SINGAPORE, DOLLARS**

Class of Shares :	**Ordinary**	**Preference**	**Others**
Number of Shares :	1102309944	0	0
Issued Share Capital :	290135660.42	0.00	0.00
Paid-up Share Capital :	290135660.42	0.00	0.00

✓ Checked by Debbie 25/8/10

Other Information on Shares (to be updated prior to filing of Annual Return)

Please fill in the information where applicable.

	Ordinary	**Preference**	**Others**
(i) Shares paid in cash :			
(a) **Number** of shares issued subject to payment wholly in cash :	1099235605	0	0
(ii) Shares paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as fully paid up otherwise than in cash :	3074339	0	0
(b) **Total amount**, if any, agreed to be considered as paid on those (i.e. the above) shares which have been deemed issued as fully paid up otherwise than in cash:	4646475	0	0
(iii) Partly paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as partly paid up to the extent of SINGAPORE, DOLLARS per share otherwise than in cash :	0	0	0
(b) **Total amount**, if any, agreed to be considered as paid on those (i.e.			

the above) shares which have been issued as partly paid up to that extent : | 0 | 0 | 0

(c) **Total amount**, if any, agreed to be considered as unpaid on those shares: | 0 | 0 | 0

(iv) Forfeited shares:

(a)**Total number** of shares forfeited since the date of the last summary of return or if none had been filed previously, the date of incorporation : | 0 | 0 | 0

(v) Treasury Shares

[Click Here to change if it is different]

(a) **Total Number** of ordinary shares held as treasury shares :

(vi) Calls:

(a) **Additional calls** paid since the date of the last return (Amount will be added to the **paid up** capital upon successful lodgement) :

(b) **Additional calls** for unpaid premium for shares issued before 30 Jan 2006 (Amount will be added to the **issued and paid up** capital upon successful lodgement) :

(c) **Total amount** of calls unpaid : | 0 | 0 | 0

(*Note : Upon submitting the AR, 'Paid-up Share Capital' will include the additional calls paid)

(vii) Commissions (debentures):

(a)**Total amount** of the sums, if any, paid by way of commission in respect of any debentures since the date of the last return or if none had been filed previously, since the date of incorporation: | 0 | 0 | 0

Explanatory notes (if any) :

(max 2000 characters)

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AGM and Financial Details

Name of Company :	**SATS LTD.**
Registration No :	**197201770G**
Date of Annual Return :	25/08/2010 (dd/mm/yyyy)
Date of Annual General Meeting: *	30/07/2010 (dd/mm/yyyy)
Date Financial Statements made up to :	31/03/2010 (dd/mm/yyyy) [Click Here to change if the Financial Year End is different]

Order for Relief from Compliance with requirements of form and content granted under section 202

Date of Order :	--NIL--
Description of Order :	--NIL--

Documents other than financial statements

Attach other document(s) if required by any other law to be filed with this Annual Return (apart from the financial statements).

Attachment : (must be in pdf format, max 2 MB size) Browse...

Filing Options (Select one of the following) *:

Was the FS Manager used to prepare and generate the PDF copy of the full set of financial statements that was laid at the AGM **OR** was it used to prepare a full set of financial statements identical in content to the full set of financial statements tabled at the AGM (For the case of a private company where AGM was dispensed, the full set of financial statements that was sent to the shareholders of the company).* ◉ **Yes** ○ **No**

○ **Option A - Full XBRL format** (Company has used FS Manager to prepare its full set of financial statements for tabling at the AGM, **OR** has used FS Manager to prepare a full set of financial statements identical in content to the full set of financial statements tabled at the AGM (For the case of a private company which has dispensed with holding an AGM, the full set of financial statements which was sent to the shareholders of the company)).

◉ **Option B - Partial XBRL format** (Company must file a PDF copy of its full set of financial statements as tabled at the AGM (For the case of a private company which has dispensed with holding an AGM, the full set of financial statements which was sent to the shareholders of the company) and the following in XBRL:

- The minimum of Balance Sheet, Income Statement and information denoted by a red asterisk in FS Manager in XBRL, for financial periods beginning on or before 31 December 2008
- The minimum of Statement of Financial Position, Statement of Comprehensive Income (and Income Statement, where the company has presented all items of income and expense in two statements, namely the Statement of Comprehensive Income and the Income Statement) and information denoted by a red asterisk in FS Manager in XBRL, for financial periods beginning on or after 1 January 2009 (or earlier, if FRS 1 (Revised) Presentation of Financial Statements, effective for financial periods beginning on or after 1 January 2009, has been early adopted).)

○ **Option C - Full PDF format** (Filing in PDF attachment of the full set of financial statements as tabled in the AGM only. The company is not required to file its financial statements in XBRL format as it falls under the excluded categories below). Select one of the following:

○ Banks, insurance companies and finance companies whose activities are regulated by the Monetary Authority of Singapore;

○ Companies that are allowed by law to prepare financial statements in accordance with accounting standards other than the Singapore Financial Reporting Standards and the International Financial Standards. Please specify the accounting standards used:

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Annual Filing

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Record saved.

Declaration

Name of Company : **SATS LTD.**

Registration No : **197201770G**

Please click applicable option:

○ I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, director/secretary of the company, hereby declare that:-

◉ I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, hereby declare that I have verified from TAN WAN HOON (S6841013D), directory/secretary of the company that:-

(i) the particulars of the above company in this Annual Return are accurate and up to date as at 23/08/2010 dd/mm/yyyy (date verified by above director/secretary must not be more than 14 days prior to the date of lodgement);

(ii) the abovenamed director/secretary has made an inspection of the share register and confirmed that transfers have been registered since the date of the last annual return; and

I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, also declare that I have verified from CHENG WAI WING EDMUND (S2163476Z), director of the company that the financial statements herewith have been prepared in accordance with Part VI of the Companies Act and where applicable, the partial financial information in XBRL format or information in the financial highlights stated herein is accurate.

☑ Click to confirm the above declaration.

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LOCAL COMPANY TRANSACTIONS

Preview Page for Filing of Annual Return

Name of Company :	**SATS LTD.**
Registration No :	**197201770G**
Company Type during Financial Year Concerned :	**PUBLIC COMPANY LIMITED BY SHARES**
Please select applicable option:	Active Dormant
	Listed in securities exchange in Singapore

Principal Activity(ies) [to change if the Principal Activity is different]	
SSIC Code(I) :	OTHER INVESTMENT HOLDING COMPANIES(64202)
SSIC Description(I) :	
SSIC Code(II) :	
SSIC Description(II) :	
Registered Office Address [to change if the Registered Office Address is different]	
	20, AIRPORT BOULEVARD SATS INFLIGHT CATERING CENTRE 3 SINGAPORE(819659)
Address where Register of Members kept if other than the Registered Office [to change if the Address where Register of Members kept is different]	
	138 ROBINSON ROAD #17-00 THE CORPORATE OFFICE SINGAPORE 068906

Particulars of Directors, Managers, Secretaries, Auditors as at: 25/08/2010
[to change if the particulars are different]

Director(s):

S/No.	Name Address	Identification No.	Date of Appointment Nationality
1	DAVID ZALMON BAFFSKY 1B WENTWORTH PLACE POINT PIPER NSW 2027 AUSTRALIA	E1009565	15/05/2008 AUSTRALIAN
2	NG KEE CHOE 9, WILTSHIRE ROAD SINGAPORE(466385)	S0070715E	01/03/2000 SINGAPORE CITIZEN
3	TAY AH KEE KEITH 25, GREENLEAF AVENUE BAN GUAN PARK SINGAPORE(279606)	S1271626E	26/07/2007 SINGAPORE CITIZEN
4	CHENG WAI WING EDMUND 16, PEEL ROAD SINGAPORE(248620)	S2163476Z	22/05/2003 SINGAPORE CITIZEN
5	MAK SWEE WAH 522, EAST COAST ROAD #15- 04 OCEAN PARK SINGAPORE(458966)	S2555499Z	24/07/2008 SINGAPORE CITIZEN
6	NIHAL VIJAYA DEVADAS KAVIRATNE A-5 SEA FACE PARK, 50 BHULABHAI DESAI ROAD MUMBAI 400 026, INDIA	S2726390I	30/07/2010 SINGAPORE P.R.
7	RAJIV BEHARI LALL SANGHI HOUSE, 3RD FLOOR, 94 NEPEAN SEA ROAD MUMBAI-400006, INDIA	Z1742995	05/05/2008 INDIAN
8	HENG CHEN SENG 88, ROBERTSON QUAY #02- 05 SINGAPORE(238247)	S2588119B	15/10/2009 SINGAPORE P.R.
9	KHAW KHENG JOO	S2533854E	19/07/2005

	Name Address	Identification No.	Date of Appointment Nationality
	61, HOLLAND GROVE DRIVE HOLLAND GROVE PARK SINGAPORE(278889)		SINGAPORE CITIZEN
10	YEO CHEE TONG 54, LILAC DRIVE LILAC PARK SINGAPORE(808234)	S1342207I	19/05/2006 SINGAPORE CITIZEN

Secretary(ies):

S/No.	Name Address	Identification No.	Date of Appointment Nationality
1	LEOW CHIAP SENG 60, LORONG 4 TOA PAYOH #17- 119 SINGAPORE(310060)	S1647819I	14/07/2010 SINGAPORE CITIZEN
2	TAN WAN HOON 3, ST. GEORGE'S ROAD #14- 111 SINGAPORE(320003)	S6841013D	26/07/2010 SINGAPORE CITIZEN

Auditor(s):

S/No.	Name Address	Identification No.	Date of Appointment
1	ERNST & YOUNG LLP 1, RAFFLES QUAY #18- 01 SINGAPORE(048583)	T08LL0859H	03/05/1973

List of Registered Charges
[to change if the Registered Charge(s) is different]

--- NILL ---

Summary of Share Capital and Shares
[to change if it is different]

Currency :	**SINGAPORE, DOLLARS**		
Class of Shares :	**Ordinary**	**Preference**	**Others**

Number of Shares :	1102309944	0	0
Issued Share Capital :	290135660.42	0.00	0.00
Paid-up Share Capital :	290135660.42	0.00	0.00

Other Information on Shares (to be updated prior to filing of Annual Return)

Please fill in the information where applicable.	Ordinary	Preference	Others
(i) Shares paid in cash :			
(a) **Number** of shares issued subject to payment wholly in cash :	1099235605	0	0
(ii) Shares paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as fully paid up otherwise than in cash :	3074339	0	0
(b) **Total amount**, if any, agreed to be considered as paid on those (i.e. the above) shares which have been deemed issued as fully paid up otherwise than in cash:	4646475	0	0
(iii) Partly paid otherwise than in cash (i.e. non-cash):			
(a) **Number** of shares issued as partly paid up to the extent of SINGAPORE, DOLLARS per share otherwise than in cash :	0	0	0
(b) **Total amount**, if any, agreed to be considered as paid on those (i.e. the above) shares which have been issued as partly paid up to that extent :	0	0	0
(c) **Total amount**, if any, agreed to be considered as unpaid on those shares:	0	0	0
(iv) Forfeited shares:			
(a)**Total number** of shares forfeited since the date of the last summary of return or if none had been filed previously, the date of incorporation :	0	0	0
(v) Treasury Shares [to change if it is different]			

(a) **Total Number** of ordinary shares held as treasury shares :			
(vi) Calls:			
(a) **Additional calls** paid since the date of the last return (Amount will be added to the **paid up** capital upon successful lodgement) :			
(b) **Additional calls** for unpaid premium for shares issued before 30 Jan 2006 (Amount will be added to the **issued and paid up** capital upon successful lodgement) :			
(c) **Total amount** of calls unpaid :	0	0	0

(*Note : Upon submitting the AR, 'Paid-up Share Capital' will include the additional calls paid)

(vii) Commissions (debentures):			
(a)**Total amount** of the sums, if any, paid by way of commission in respect of any debentures since the date of the last return or if none had been filed previously, since the date of incorporation:	0	0	0

Explanatory notes (if any) : (max 2000 characters)	

Other Information on Shares (to be updated prior to filing of Annual Return)

Date of Annual Return :	25/08/2010(dd/mm/yyyy)
Date of Annual General Meeting:*?	30/07/2010(dd/mm/yyyy)
Date Accounts made up to:	31/03/2010(dd/mm/yyyy) [Click Here to change if the Financial Year End is different]

Order for Relief from Compliance with requirements of form and content granted under section

202	
Date of Order :	--NIL--
Description of Order :	--NIL--
Documents other than financial statments	
Attach other document(s) if required by any other law to be filed with this Annual Return	
Attachment :(must be in pdf format, max 2 MB size)	

Filing Options (Select one of the following):

Was the FS Manager used to prepare and generate the PDF copy of the full set of financial statements that was laid at the AGM **OR** was it used to prepare a full set of financial statements identical in content to the full set of financial statements tabled at the AGM (For the case of a private company where AGM was dispensed, the full set of financial statements that was sent to the shareholders of the company)).*

(•) **Yes** ( ) **No**

( ) **Option A - Full XBRL format** (Company has used FS Manager to prepare its full set of financial statements for tabling at the AGM, **OR** has used FS Manager to prepare a full set of financial statements identical in content to the full set of financial statements tabled at the AGM (For the case of a private company which has dispensed with holding an AGM, the full set of financial statements which was sent to the shareholders of the comapny)).

(•) **Option B - Partial XBRL format** (Company which chooses to file a minimum of the Balance Sheet, Income Statement and information denoted by a red asterisk in FS Manager in XBRL must also file a PDF copy of its full set of financial statements as tabled at the AGM (for the case of a private company which has dispensed with holding an AGM, the full set of financial statements which was sent to the shareholders of the company)).

( ) **Option C - Full PDF format** (Filing in PDF attachment of the full set of financial statements as tabled in the AGM only. The company is not required to file its financial statements in XBRL format as it falls under the excluded categories below). Select one of the following:

( ) Banks, insurance companies and finance companies whose activities are regulated by the Monetary Authority of Singapore;

( ) Companies that are allowed by law to prepare financial statements in accordance with accounting standards other than the Singapore Financial Reporting Standards and the International Financial Standards. Please specify the accounting standards used:

( ) Other companies which have been approved by ACRA.

Date of approval (dd/mm/yyyy)

Please provide reasons:

Partial Financial Statements in XBRL format (i.e. Balance Sheet, Income Statement):

For partial financial statements not uploaded to BizFile

- Please click on the **Go To FS Manager** button and **Load** the XBRL financial statements into the FS Manager.
- In FS Manager, click on **Proceed** on each subsequent page to review the statements until **Confirm Financial Statements** page.
- Click on **Upload Financial Statements** to upload the statements to BizFile.
- After the financial statements has been uploaded successfully, click on **Quit FS Manager** to exit FS Manager and return to this AR screen.
- Click on **Refresh Page** to show the XBRL financial statements entry below.

For partial financial statements that has been uploaded to BizFile

- If you had successfully uploaded XBRL financial statements, it will be shown below.
- To edit or view the financial statements, please click on the **Financial Year End** hyperlink.
- To file the financial statements with this AR, please click on the radio button under **Select** column.
- Click **Next** to proceed further.

S/No.	Financial Year End	Uploaded By	Date	Select
1.	31/03/2010	LIM HONG ENG	2308201016:35:31	◉

Please click applicable option:

○ I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, director/secretary of the company, hereby declare that:-

◉ I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, hereby declare that I have verified from TAN WAN HOON (S6841013D), directory/secretary of the company that:-

(i) the particulars of the above company in this Annual Return are accurate and up to date as at 23/08/2010 dd/mm/yyyy (date verified by above director/secretary must not be more than 14 days prior to the date of lodgement);

(ii) the abovenamed director/secretary has made an inspection of the share register and confirmed that transfers have been registered since the date of the last annual return; and

I, LIM HONG ENG SUSANNA, SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, also declare that I have verified from CHENG WAI WING EDMUND (S2163476Z), director of the company that the financial statements herewith have been prepared in accordance with Part VI of the Companies Act and where

applicable, the partial financial information in XBRL format or information in the financial highlights stated herein is accurate.

☑ Click to confirm the above declaration.

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RECEIPT

Receipt No. : ACR0000003795145A
Transaction No. : C100339586
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 17/08/2010 16:57:38

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 814 (5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	65,400	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	141,918.00	0.00	0.00
Amount of Paid Up Share Capital :	141,918.00	0.00	0.00
Date of Allotment : *	10/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,309,944	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	290,135,660.42	0.00	0.00
Amount of Paid Up Share Capital :	290,135,660.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT INFO

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Terms and Con

RECEIPT

Receipt No.	: ACR0000003795125A	GST No. : M9-0008879-T
Transaction No.	: C100339569	Date/Time : 17/08/2010 16:51:41
Agency	: ACRA	
Application	: BizFILE PAYMENT SERVICE	
Paid Via	: DEPOSIT SERVICE ACCOUNT	
EP Ref No.	: -	

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.g
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Co

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	37,800	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	77,490.00	0.00	0.00
Amount of Paid Up Share Capital :	77,490.00	0.00	0.00
Date of Allotment : *	10/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,244,544	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	289,993,742.42	0.00	0.00
Amount of Paid Up Share Capital :	289,993,742.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/08/2010

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Singapor
Integrity · S

CONTACT INFO

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Terms and Con

RECEIPT

Receipt No. : ACR0000003795101A
Transaction No. : C100339541
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 17/08/2010 16:46:28

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.g
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Co

ESOP 814 (3)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	10,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	23,088.00	0.00	0.00
Amount of Paid Up Share Capital :	23,088.00	0.00	0.00
Date of Allotment : *	10/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,102,206,744	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	289,916,252.42	0.00	0.00
Amount of Paid Up Share Capital :	289,916,252.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

CDP


Singapore Government
Integrity • Service • Excellence

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RECEIPT

Receipt No. : ACR0000003795080A
Transaction No. : C100339521
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 17/08/2010 16:39:18

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 814(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,000	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	26,520.00	0.00	0.00
Amount of Paid Up Share Capital :	26,520.00	0.00	0.00
Date of Allotment : *	10/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,196,344	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	289,893,164.42	0.00	0.00
Amount of Paid Up Share Capital :	289,893,164.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP


Singapor
Integrity • S

CONTACT F
INFO

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Con

RECEIPT

Receipt No. : ACR0000003795008A
Transaction No. : C100339456
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 17/08/2010 16:22:55

TRICOR SINGAPORE PTE. LTD.
8 CROSS STREET
#11-00 PWC BUILDING
SINGAPORE 048424
Deposit Service Account No.: 060013

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back | Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.g
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Co

ESOP 814(1)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	10/08/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	1,102,183,344	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	289,866,644.42	0.00
Amount of Paid Up Share Capital :	289,866,644.42	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has be herein to be true and to the best of my knowledge.

Dated on :17/08/2010

Back| Print Th

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003784815A

Date/Time : 10/08/2010 09:13

Transaction No : C100327190

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
) AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SATS LTD.	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 865.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

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bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Changes of Particulars of Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer

Please indicate in the checkbox the type of change applicable.

Mobile No. :

Email Address : shireena_woon@sats.com.sg

☐ **Change Identification Type**

Identification Type: NRIC

New Identification Type: NRIC

☐ **Change Identification**

Identification No. : **S1792374I**

New Identification No. :

Date of Change : (dd/mm/yyyy)

☐ **Change Name**

Name of Officer : **SHIREENA JOHAN WOON**

New Name of Officer :

Date of Change : (dd/mm/yyyy)

☐ **Change Nationality**

Nationality : **SINGAPORE CITIZEN (SG)**

New Nationality :

Date of Change : (dd/mm/yyyy)

☐ **Change Address**

Address :

Address Type: **Local**

Local Address (if Address Type is Local Address)

Postal Code : **557738**

Block/House No. : **20**

Street Name : **GRACE WALK**

Unit : # -

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address :

New Address :

Address Type : ◉ Local ○ Foreign

Postal Code : [ ] Retrieve Address

Block/House No. : [ ]

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address : [ ]
[ ]

Date of Change : [ ] (dd/mm/yyyy)

Position(s) Held (click on hyperlink to edit information of position held)

S/No	Position Held	Appointment Date	Cessation Date
1	Secretary	01/04/2006	03/08/2010

To Add Position Held [Position Held]

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Cessation of Company Officer

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Position(s) Held by Company Officer

Position Held : **Secretary**

Appointment Date : **01/04/2006**

Cessation Date : * 03/08/2010 (dd/mm/yyyy)
(Date of Change)

Reason for Cessation : * Resigned

Save Reset Back


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003784815A

Date/Time : 10/08/2010 09:13

Print | Back

Transaction No : C100327190

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 197201770G / SATS LTD.			

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 865.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

If you wish to apply, update, renew or terminate other business licences, please click here to be redirected to the Online Business Licensing Service Website.



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SATS LTD.**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
2	S0070715E	NG KEE CHOE	DIRECTOR
3	S1271626E	TAY AH KEE KEITH	DIRECTOR
4	S1342207I	YEO CHEE TONG	DIRECTOR
5	S1647819I	LEOW CHIAP SENG	SECRETARY
6	S1792374I	SHIREENA JOHAN WOON	
7	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
8	S2533854E	KHAW KHENG JOO	DIRECTOR
9	S2555499Z	MAK SWEE WAH	DIRECTOR
10	S2588119B	HENG CHEN SENG	DIRECTOR
11	S6841013D	TAN WAN HOON	SECRETARY
12	Z1742995	RAJIV BEHARI LALL	DIRECTOR
13	S2726390I	NIHAL VIJAYA DEVADAS KAVIRATNE	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	T08LL0859H	ERNST & YOUNG LLP

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Edit Particulars of New Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer

Identification No. : **S2726390I**

Identification Type : * NRIC

Name of Officer : * NIHAL VIJAYA DEVADAS KAVIRATNE

Nationality : * SINGAPORE P.R. (SP)

Mobile No. :

Email Address :

Address : *

Address Type : ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : A-5 SEA FACE PARK, 50 BHULABHAI DESAI RC

MUMBAI 400 026, INDIA

Position(s) Held (click on hyperlink to edit information of position held)

S/No	Position Held	Appointment Date	Cessation Date
1	Director	30/07/2010	

To Add Position Held [Position Held]

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Edit Particulars of Position Held

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Position(s) Held by Company Officer

Position Held : **Director**

Appointment Date : * 30/07/2010 (dd/mm/yyyy)

Date Appointment ceases : (dd/mm/yyyy)

Save | Delete | Reset | Back

PSP 2

CDP

Transaction Details

Transaction No. :	C100323013
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003781639A
Payment Date :	05/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PSP 2

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	oIn cash	•For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	112,600	0	0
Price per Share :	0.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	0.00	0.00	0.00
Amount of Paid Up Share Capital :	0.00	0.00	0.00
The consideration for which the shares have been allotted :	Shares vested pursuant to SATS Performance Share Plan		

 # Option 2

Contract in writing

Date of Document : *	19/07/2005
Attachment : *	TS_Notice of Reso_Annexure A_19 July 200520100805120415.pdf
Continuation of Attachment :	

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,180,744	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	289,862,952.42	0.00	0.00
Amount of Paid Up Share Capital :	289,862,952.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :05/08/2010

Back | Print This Page | Cc

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PRIVACY TERMS OF USE

This is Annexure A attached to the Notice of Resolution relating to the resolutions passed at the Extraordinary General Meeting of the Company held on 19 July 2005.

IT WAS RESOLVED:

(2) (Ordinary Resolution) The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

(3) (Ordinary Resolution) The Proposed Modification to, and Renewal of, the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 to the Circular with any party who is of the class of interested persons described in Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "IPT Mandate") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(4) (Ordinary Resolution) The Proposed SATS Restricted Share Plan

That:

(a) a new restricted share plan to be known as the "SATS Restricted Share Plan" (the "SATS RSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("RSP Awards") of fully paid-up ordinary shares of S$0.10 each in the capital of the Company (the "Shares"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS RSP; and

(ii) to modify and/or alter the SATS RSP from time to time, provided that such modification and/or alteration is effected in accordance

with the provisions of the SATS RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS RSP; and

(c) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SATS RSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of RSP Awards under the SATS RSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS Employee Share Option Plan (the "SATS ESOP"), the SATS RSP and the SATS PSP (as defined in Resolution 5 below) shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

(5) (Ordinary Resolution) The Proposed SATS Performance Share Plan

That:

(a) a new performance share plan to be known as the "SATS Performance Share Plan" (the "SATS PSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("PSP Awards") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS PSP; and

(ii) to modify and/or alter the SATS PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS PSP; and

(c) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SATS PSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be issued pursuant to the vesting of PSP Awards under the SATS PSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS ESOP, the SATS PSP and the SATS RSP shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

Transaction Details

Transaction No. :	C100322972
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003781609A
Payment Date :	05/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	oIn cash	•For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	208,000	0	0
Price per Share :	0.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	0.00	0.00	0.00
Amount of Paid Up Share Capital :	0.00	0.00	0.00
The consideration for which the shares have been allotted :	Shares vested pursuant to SATS Restricted Share plan		

 # Option 2

Contract in writing

Date of Document : *	19/07/2005
Attachment : *	TS_Notice of Reso_Annexure A_19 July 200520100805115023.pdf
Continuation of Attachment :	

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,102,068,144	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	289,862,952.42	0.00	0.00
Amount of Paid Up Share Capital :	289,862,952.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte
herein to be true and to the best of my knowledge.

Dated on :05/08/2010

Back | Print This Page | Cc

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PRIVACY TERMS OF USE

This is Annexure A attached to the Notice of Resolution relating to the resolutions passed at the Extraordinary General Meeting of the Company held on 19 July 2005.

IT WAS RESOLVED:

(2) (Ordinary Resolution) The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

(3) (Ordinary Resolution) The Proposed Modification to, and Renewal of, the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 to the Circular with any party who is of the class of interested persons described in Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "IPT Mandate") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(4) (Ordinary Resolution) The Proposed SATS Restricted Share Plan

That:

(a) a new restricted share plan to be known as the "SATS Restricted Share Plan" (the "SATS RSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("RSP Awards") of fully paid-up ordinary shares of S$0.10 each in the capital of the Company (the "Shares"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS RSP; and

(ii) to modify and/or alter the SATS RSP from time to time, provided that such modification and/or alteration is effected in accordance

with the provisions of the SATS RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS RSP; and

(c) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SATS RSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of RSP Awards under the SATS RSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS Employee Share Option Plan (the "SATS ESOP"), the SATS RSP and the SATS PSP (as defined in Resolution 5 below) shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

(5) (Ordinary Resolution) The Proposed SATS Performance Share Plan

That:

(a) a new performance share plan to be known as the "SATS Performance Share Plan" (the "SATS PSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("PSP Awards") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS PSP; and

(ii) to modify and/or alter the SATS PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS PSP; and

(c) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SATS PSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be issued pursuant to the vesting of PSP Awards under the SATS PSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS ESOP, the SATS PSP and the SATS RSP shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

CDP

Transaction Details

Transaction No. :	C100318365
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777761A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CS-P813(5)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	622,900	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1,351,693.00	0.00	0.00
Amount of Paid Up Share Capital :	1,351,693.00	0.00	0.00
Date of Allotment : *	22/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,101,860,144	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	289,862,952.42	0.00	0.00
Amount of Paid Up Share Capital :	289,862,952.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

cop

Transaction Details

Transaction No. :	C100318322
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777724A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 813(4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	268,525	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	550,476.25	0.00	0.00
Amount of Paid Up Share Capital :	550,476.25	0.00	0.00
Date of Allotment : *	22/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,101,237,244	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	288,511,259.42	0.00	0.00
Amount of Paid Up Share Capital :	288,511,259.42	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

cDp

Transaction Details

Transaction No. :	C100318295
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777697A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http //www acra gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http //www acra gov sg/Publications/BizFile_eGuides.htm.

ESOP 813(3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	183,900	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note Amount will be populated but editable if figure is not precise.	408,258.00	0.00	0.00
Amount of Paid Up Share Capital :	408,258.00	0.00	0.00
Date of Allotment : *	22/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,100,968,719	0	0
Amount of Issued Share Capital : Note Amount will be populated but editable if figure is not precise.	287,960,783.17	0.00	0.00
Amount of Paid Up Share Capital :	287,960,783.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte(herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

cop

Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100318273
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777683A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 813(2)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	58,350	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	119,034.00	0.00	0.00
Amount of Paid Up Share Capital :	119,034.00	0.00	0.00
Date of Allotment : *	22/07/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,100,784,819	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	287,552,525.17	0.00	0.00
Amount of Paid Up Share Capital :	287,552,525.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

83 (CDP 5)

Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100318237
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777654A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ES0P 813(1)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	11,000	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	17,050.00	0.00	0.00
Amount of Paid Up Share Capital :	17,050.00	0.00	0.00
Date of Allotment : *	22/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,100,726,469	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	287,433,491.17	0.00	0.00
Amount of Paid Up Share Capital :	287,433,491.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

cdp

Transaction Details

Transaction No. :	C100318204
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777613A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 810 (7)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,116,100	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,591,937.00	0.00	0.00
Amount of Paid Up Share Capital :	4,591,937.00	0.00	0.00
Date of Allotment : *	20/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,100,715,469	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	287,416,441.17	0.00	0.00
Amount of Paid Up Share Capital :	287,416,441.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra gov sg/Publications/BizFile_eGuides htm.

Transaction Details

Transaction No. :	C100318160
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777572A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 8 12 (6)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	586,100	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1,201,505.00	0.00	0.00
Amount of Paid Up Share Capital :	1,201,505.00	0.00	0.00
Date of Allotment : *	20/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,098,599,369	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	282,824,504.17	0.00	0.00
Amount of Paid Up Share Capital :	282,824,504.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100318105
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777526A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

650P812(5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	374,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	831,168.00	0.00	0.00
Amount of Paid Up Share Capital :	831,168.00	0.00	0.00
Date of Allotment : *	20/07/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,098,013,269	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	281,622,999.17	0.00	0.00
Amount of Paid Up Share Capital :	281,622,999.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100318086
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777511A
Payment Date :	03/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 8D (4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	107,500	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	219,300.00	0.00	0.00
Amount of Paid Up Share Capital :	219,300.00	0.00	0.00
Date of Allotment : *	20/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,097,638,869	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	280,791,831.17	0.00	0.00
Amount of Paid Up Share Capital :	280,791,831.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :03/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C100317471
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003777080A
Payment Date :	02/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,150	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,473.00	0.00	0.00
Amount of Paid Up Share Capital :	4,473.00	0.00	0.00
Date of Allotment : *	20/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,097,531,369	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	280,572,531.17	0.00	0.00
Amount of Paid Up Share Capital :	280,572,531.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte(herein to be true and to the best of my knowledge.

Dated on :02/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

cDP

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Transaction Details

Transaction No. :	C100317352
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003776974A
Payment Date :	02/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ESOP 812(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	16,120.00	0.00	0.00
Amount of Paid Up Share Capital :	16,120.00	0.00	0.00
Date of Allotment : *	20/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,097,528,219	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	280,568,058.17	0.00	0.00
Amount of Paid Up Share Capital :	280,568,058.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

8.2
(Tab 7)

Transaction Details

Transaction No. :	C100317310
Registration No. :	197201770G
Entity Name :	SATS LTD.
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003776937A
Payment Date :	02/08/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SATS LTD.

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,900	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,451.00	0.00	0.00
Amount of Paid Up Share Capital :	3,451.00	0.00	0.00
Date of Allotment : *	20/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,097,517,819	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	280,551,938.17	0.00	0.00
Amount of Paid Up Share Capital :	280,551,938.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/08/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


bizFILE

LOCAL COMPANY TRANSACTIONS

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Notice of special resolution for change of local company name

Please fill in the following information. Fields marked * must be completed.

Please enter the Company Name Application No.

Company Name Application No. : * N1024258R

Submit Reset



LOCAL COMPANY TRANSACTIONS

Notice of special resolution of change of local company name

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Special Resolution Made

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting :* Members

Please select one option :*
- O Meeting deemed held
- ⦿ Meeting held

If 'Meeting held' is selected, please specify Place of Meeting : Marina Mandarin Ballroom, Level 1, Mar / 6 Raffles Boulevard, Marina Square, Sin

Date of Meeting : * 30/07/2010 (dd/mm/yyyy)

Attachment (Copy of resolution) :*

Note :
Uploaded file name will be changed by suffixing time stamp with the actual file name as **filenameyyyymmddmisstt**
Maximum File Size : 2048 KB

Browse...
(Click 'Browse' to select file for attachment)

001SATS-Special Resolution 4 (EGM)(30.7.2010).pdf

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY / DIRECTOR
- ☐ S0070715E / NG KEE CHOE / DIRECTOR
- ☐ S1271626E / TAY AH KEE KEITH / DIRECTOR
- ☐ S1342207I / YEO CHEE TONG / DIRECTOR
- ☐ S1647819I / LEOW CHIAP SENG / SECRETARY
- ☐ S1792374I / SHIREENA JOHAN WOON / SECRETARY
- ☑ S2163476Z / CHENG WAI WING EDMUND / DIRECTOR
- ☐ S2533854E / KHAW KHENG JOO / DIRECTOR
- ☐ S2555499Z / MAK SWEE WAH / DIRECTOR
- ☐ S2588119B / HENG CHEN SENG / DIRECTOR
- ☐ S6841013D / TAN WAN HOON / SECRETARY
- ☐ Z1742995 / RAJIV BEHARI LALL / DIRECTOR

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

Registration of company name without addition of "Limited" or "Berhad"

O I have obtained Minister's licence to register without the addition of the word "Berhad" or "Limited" to the proposed company name.

O I have not obtained Minister's licence and would like to apply for it now.

Attachment :
(Please attach application letter for Minister's licence if you wish to apply for it now)

Browse...
(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filenameyyyymmddmisstt**
Maximum File Size : 2048 KB

Declaration

I, THNG SHOEK FUN (DENG SHUFEN) , Professional body/service bureau , declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset Submit

BIZFILE - Notice of special resolution of change of local company name - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www.psi.gov.sg/NASApp/tmf/TMFServlet

Notice of special resolution of change of local company name

Please fill in the following information. Fields marked * must be completed.

Special Resolution Made

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting :* Members

Please select one option :*
- Meeting deemed held
- Meeting held (selected)

If 'Meeting held' is selected, please specify Place of Meeting : Marina Mandarin Ballroom, Level 1, Marina / 6 Raffles Boulevard, Marina Square, Singap

Date of Meeting :* 30/07/2010 (dd/mm/yyyy)

Attachment (Copy of resolution) :* I:\timgoh\Adhoc Matters\Sir Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filenameyyyymmddmisstt**
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

- E1009565 / DAVID ZALMON BAFFSKY / DIRECTOR
- S0070715E / NG KEE CHOE / DIRECTOR
- S1271626E / TAY AH KEE KEITH / DIRECTOR
- S1342207I / YEO CHEE TONG / DIRECTOR

Done — Local intranet — 15:41

BIZFILE - Notice of special resolution of change of local company name - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Address https://www.psi.gov.sg/NASApp/tmf/TMFServlet

Notice of special resolution of change of local company name

Please fill in the following information. Fields marked * must be completed.

Special Resolution Made

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting :* Members

Please select one option :*
- Meeting deemed held
- Meeting held (selected)

If 'Meeting held' is selected, please specify Place of Meeting : llroom, Level 1, Marina Mandarin Singapore / ulevard, Marina Square, Singapore 039594

Date of Meeting :* 30/07/2010 (dd/mm/yyyy)

Attachment (Copy of resolution) :* I:\timgoh\Adhoc Matters\Sir Browse...

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Note :
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- S1342207I / YEO CHEE TONG / DIRECTOR

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Annexure "A"

Name of Company: Singapore Airport Terminal Services Limited

Company No.: 197201770G

"**Resolution 4: Special Resolution**
The Proposed Change of Name of the Company

That the name of the Company be changed from "Singapore Airport Terminal Services Limited" to "SATS Ltd." and that the name "SATS Ltd." be substituted for "Singapore Airport Terminal Services Limited" wherever the latter name appears in the Memorandum and Articles of Association of the Company."

This is the Annexure "A" referred to in the Notice of Special Resolution for Change of Local Company Name submitted on 30 July 2010.



Shireena Johan Woon
Company Secretary



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Registration No :	197201770G
Registered Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Lodgment Of Notice Of Resolution For Change Of Company Name
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
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Total Amount (S$) :	10.00
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Payment Date :	30/07/2010

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Contact No. :	68907697
Email Address :	RACHEL.THNG@ALLENANDGLEDHILL.COM

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Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	NOTICE OF RESOLUTION FOR LOCAL COMPANY NAME CHANGE Regn No : 197201770G Name :SATS LTD.	10.00	1	10.00

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Notice of Resolution

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(For special resolutions made pursuant to section 78C, please lodge using "Special resolution for reduction of capital by public company under section 78C".)

Company Registration No. :* 197201770G





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Notice of Resolution

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting :* members

Place of Meeting :* MARINA MANDARIN BALLROOM, LEV
6 RAFFLES BOULEVARD, MARINA SC

Date of Meeting :* 30/07/2010 (dd/mm/yyyy)

Resolution Type :* Other Special Resolution

Description :*
(max 2000 charecters)

RESOLUTION 3: SPECIAL RESOLUTION
THE PROPOSED ALTERATIONS TO ARTICLE
4 OF THE ARTICLES OF ASSOCIATION

Attachment :*
(copy of resolution)

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SATS-Special Resolution 3 (EGM)(30.7.2010)20100730152743.pdf

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY / Director
- ☐ S0070715E / NG KEE CHOE / Director
- ☐ S1271626E / TAY AH KEE KEITH / Director
- ☐ S1342207I / YEO CHEE TONG / Director
- ☐ S1647819I / LEOW CHIAP SENG / Secretary
- ☐ S1792374I / SHIREENA JOHAN WOON / Secretary
- ☑ S2163476Z / CHENG WAI WING EDMUND / Director
- ☐ S2533854E / KHAW KHENG JOO / Director
- ☐ S2555499Z / MAK SWEE WAH / Director
- ☐ S2588119B / HENG CHEN SENG / Director
- ☐ S6841013D / TAN WAN HOON / Secretary
- ☐ Z1742995 / RAJIV BEHARI LALL / Director

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

Declaration

I, THNG SHOEK FUN (DENG SHUFEN), Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	Marina Mandarin Ballroom, Level 1, Marina 6 Raffles Boulevard, Marina Square, Singap
Date of Meeting :*	30/07/2010 (dd/mm/yyyy)
Resolution Type :*	Other Special Resolution
Description :* (max 2000 charecters)	Resolution 3: Special Resolution The Proposed Alterations to Article 4 of the Articles of Association
Attachment :* (copy of resolution)	
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Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	llroom, Level 1, Marina Mandarin Singapore ulevard, Marina Square, Singapore 039594
Date of Meeting :*	30/07/2010 (dd/mm/yyyy)
Resolution Type :*	Other Special Resolution
Description :* (max 2000 charecters)	4 of the Articles of Association of the Company (See Annexure "A" attached)
Attachment :* (copy of resolution)	
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Annexure "A"

Name of Company: Singapore Airport Terminal Services Limited

Company No.: 197201770G

"Resolution 3: Special Resolution
The Proposed Alterations to Article 4 of the Articles of Association of the Company

That Article 4 of the Articles of Association of the Company be altered in the manner and to the extent as set out in Appendix 3 to the Circular."

This is the Annexure "A" referred to in the Notice of Resolution submitted on 30 July 2010.



Shireena Johan Woon
Company Secretary

This is the Appendix 3 to the Circular to Shareholders dated 25 June 2010, referred to in Annexure "A" to the Notice of Resolution submitted on 30 July 2010.



Shireena Johan Woon
Company Secretary

APPENDIX 3

THE PROPOSED ALTERATIONS TO ARTICLE 4 OF THE ARTICLES

The alterations which are proposed to be made to Article 4 of the Articles are set out below. For ease of reference and where appropriate, the full text of Article 4 which is proposed to be altered has also been reproduced and the principal alterations highlighted.

Existing Article 4

Issue of shares

4. *Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine;*

Provided always that:

(a) unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;

(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting;

(c) (subject to any direction to the contrary that may be given by the Company in general meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 52(1) with such adaptations as are necessary shall apply;

(d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52(2), shall be subject to the approval of the Company in general meeting;

(e) preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed; and

(f) the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.

Notwithstanding any other provision of these Articles, Temasek Holdings (Private) Limited, Singapore Airlines Limited and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary shares of the Company on such terms and conditions as the Directors may think fit.

APPENDIX 3

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

Issue of shares

4. Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine;

   Provided always that:

   (a) unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;

   (b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting;

   (c) (subject to any direction to the contrary that may be given by the Company in general meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 52(1) with such adaptations as are necessary shall apply;

   (d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52(2), shall be subject to the approval of the Company in general meeting;

   (e) preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed; and

   (f) the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.

   Notwithstanding any other provision of these Articles, Temasek Holdings (Private) Limited~~, Singapore Airlines Limited~~ and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary shares of the Company on such terms and conditions as the Directors may think fit.



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Registration No :	197201770G
Registered Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Lodgment Of Notice Of Resolution (Others)
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service O Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	
Payment Date :	30/07/2010

Contact Details(Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	68907697
Email Address :	RACHEL.THNG@ALLENANDGLEDHILL.COM

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Receipt No. : ACR0000003772200A

Transaction No.	Company Registration No.	Company Name
C100310359	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

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PAYMENT ACKNOWLEDGEMENT

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GST No. :M9-0008879-T

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1 MARINA BOULEVARD
#28-00 ONE MARINA BOULEVARD
SINGAPORE 018989

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

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Company Registration No. :* 197201770G

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Notice of Resolution

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting :* members

Place of Meeting :* MARINA MANDARIN BALLROOM, LEV
6 RAFFLES BOULEVARD, MARINA SQ

Date of Meeting :* 30/07/2010 (dd/mm/yyyy)

Resolution Type :* Ordinary Resolution

Description :* (max 2000 charecters)
RESOLUTION 2: ORDINARY RESOLUTION THE PROPOSED ADOPTION OF THE SHARE PURCHASE MANDATE

Attachment :* (copy of resolution)

Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
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TS-Ordinary Resolution 2 (EGM)(30.7.2010)20100730150755.pdf

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY / Director
- ☐ S0070715E / NG KEE CHOE / Director
- ☐ S1271626E / TAY AH KEE KEITH / Director
- ☐ S1342207I / YEO CHEE TONG / Director
- ☐ S1647819I / LEOW CHIAP SENG / Secretary
- ☐ S1792374I / SHIREENA JOHAN WOON / Secretary
- ☑ S2163476Z / CHENG WAI WING EDMUND / Director
- ☐ S2533854E / KHAW KHENG JOO / Director
- ☐ S2555499Z / MAK SWEE WAH / Director
- ☐ S2588119B / HENG CHEN SENG / Director
- ☐ S6841013D / TAN WAN HOON / Secretary
- ☐ Z1742995 / RAJIV BEHARI LALL / Director

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

Declaration

I, THNG SHOEK FUN (DENG SHUFEN), Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Notice of Resolution

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Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	Marina Mandarin Ballroom, Level 1, Marina 6 Raffles Boulevard, Marina Square, Singap
Date of Meeting :*	30/07/2010 (dd/mm/yyyy)
Resolution Type :*	Ordinary Resolution
Description :* (max 2000 characters)	Resolution 2: Ordinary Resolution The Proposed Adoption of the Share Purchase Mandate
Attachment :* (copy of resolution)	
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Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	llroom, Level 1, Marina Mandarin Singapore oulevard, Marina Square, Singapore 039594
Date of Meeting :*	30/07/2010 (dd/mm/yyyy)
Resolution Type :*	Ordinary Resolution
Description :* (max 2000 characters)	The Proposed Adoption of the Share Purchase Mandate (See Annexure "A" attached)
Attachment :* (copy of resolution)	
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Annexure "A"

Name of Company: Singapore Airport Terminal Services Limited

Company No.: 197201770G

"**Resolution 2: Ordinary Resolution**
The Proposed Adoption of the Share Purchase Mandate

That:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) on the SGX-ST; and/or

(b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"date of the making of the offer" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"Maximum Limit" means that number of issued Shares representing 10% of the issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"Maximum Price" in relation to a Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed, in the case of both a market purchase of a Share and an off-market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution."

This is the Annexure "A" referred to in the Notice of Resolution submitted on 30 July 2010.



Shireena Johan Woon
Company Secretary




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Registration No :	197201770G
Registered Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Lodgment Of Notice Of Resolution (Others)
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	
Payment Date :	30/07/2010

Contact Details(Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No :	68907697
Email Address :	RACHEL.THNG@ALLENANDGLEDHILL.COM

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Receipt No. : ACR0000003772067A

Transaction No.	Company Registration No.	Company Name
C100310190	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

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PAYMENT ACKNOWLEDGEMENT

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GST No. :M9-0008879-T

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ALLEN & GLEDHILL LLP
1 MARINA BOULEVARD
#28-00 ONE MARINA BOULEVARD
SINGAPORE 018989

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

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Company Registration No. :* 197201770G

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Notice of Resolution

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Notice of Resolution

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting :* members

Place of Meeting :* MARINA MANDARIN BALLROOM, LEV
6 RAFFLES BOULEVARD, MARINA SG

Date of Meeting :* 30/07/2010 (dd/mm/yyyy)

Resolution Type :* Ordinary Resolution

Description :* (max 2000 charecters)
ORDINARY RESOLUTIONS
RESOLUTION NO. 11
RESOLUITON NO. 12

Attachment :* (copy of resolution)

Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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SATS-Ordinary Resolution (AGM)(30.7.2010)20100730144228.pdf

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184G)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY / Director
- ☐ S0070715E / NG KEE CHOE / Director
- ☐ S1271626E / TAY AH KEE KEITH / Director
- ☐ S1342207I / YEO CHEE TONG / Director
- ☐ S1647819I / LEOW CHIAP SENG / Secretary
- ☐ S1792374I / SHIREENA JOHAN WOON / Secretary
- ☑ S2163476Z / CHENG WAI WING EDMUND / Director
- ☐ S2533854E / KHAW KHENG JOO / Director
- ☐ S2555499Z / MAK SWEE WAH / Director
- ☐ S2588119B / HENG CHEN SENG / Director
- ☐ S6841013D / TAN WAN HOON / Secretary
- ☐ Z1742995 / RAJIV BEHARI LALL / Director

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

Declaration

I, THNG SHOEK FUN (DENG SHUFEN), Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Notice of Resolution

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Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	Marina Mandarin Ballroom, Level 1, Marina 6 Raffles Boulevard, Marina Square, Singap
Date of Meeting :*	30/07/2010 (dd/mm/yyyy)
Resolution Type :*	Ordinary Resolution
Description :* (max 2000 characters)	Ordinary Resolutions Resolution No. 11 Resoluiton No. 12
Attachment :* (copy of resolution)	
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Notice of Resolution

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Notice of Resolution

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting :*	members
Place of Meeting :*	llroom, Level 1, Marina Mandarin Singapore ulevard, Marina Square, Singapore 039594
Date of Meeting :*	30/07/2010 (dd/mm/yyyy)
Resolution Type :*	Ordinary Resolution
Description :* (max 2000 characters)	Resolution No. 11 Resoluiton No. 12 (See Annexure "A" attached)
Attachment :* (copy of resolution)	
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Annexure "A"

Name of Company: Singapore Airport Terminal Services Limited

Company No.: 197201770G

"**Ordinary Resolutions**

11. That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 5 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

12. That the Directors be and are hereby authorised to:

    (a) grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**"); and

    (b) allot and issue from time to time such number of ordinary shares in the capital of the Company ("**Shares**") as may be required to be issued pursuant to the exercise of options under the SATS Employee Share Option Plan ("**Share Option Plan**") and/or such number of fully paid Shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"),

    provided that:

    (i) the aggregate number of new Shares to be allotted and issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued Shares (excluding treasury shares) from time to time; and

    (ii) the aggregate number of Shares under awards to be granted pursuant to the Performance Share Plan and/or the Restricted Share Plan during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1 percent of the total number of issued Shares (excluding treasury shares) from time to time."

This is the Annexure "A" referred to in the Notice of Resolution submitted on 30 July 2010.



Shireena Johan Woon
Company Secretary







CONFIRMATION

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Payment Details

Registration No :	197201770G
Registered Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Lodgment Of Notice Of Resolution (Others)
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service O Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	
Payment Date :	30/07/2010

Contact Details(Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No :	68907697
Email Address :	RACHEL.THNG@ALLENANDGLEDHILL.COM

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PAYMENTS

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EP Ref No :

Receipt No. : ACR0000003771932A

Transaction No.	Company Registration No.	Company Name
C100310003	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Payment for Notice of Resolution has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003771932A

Date/Time : 30/07/2010 14:55

Print Back

Transaction No : C100310003

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

ALLEN & GLEDHILL LLP
1 MARINA BOULEVARD
#28-00 ONE MARINA BOULEVARD
SINGAPORE 018989

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Notice Of Resolution (Others) **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No.
Balance Amount in Deposit Account

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Transaction Details

Transaction No. :	C100294510
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003759930A
Payment Date :	26/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE

ESOPE11(7)

i,

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,067,700	0	0
Price per Share :	2.17	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	2,316,909.00	0.00	0.00
Amount of Paid Up Share Capital :	2,316,909.00	0.00	0.00
Date of Allotment : *	14/07/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,097,514,919	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	280,548,487.17	0.00	0.00
Amount of Paid Up Share Capital :	280,548,487.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :26/07/2010

CDP

Transaction Details

Transaction No. :	C100294380
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003759835A
Payment Date :	26/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 811(6)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	251,050	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note Amount will be populated but editable if figure is not precise.	514,652.50	0.00	0.00
Amount of Paid Up Share Capital :	514,652.50	0.00	0.00
Date of Allotment : *	14/07/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,096,447,219	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	278,231,578.17	0.00	0.00
Amount of Paid Up Share Capital :	278,231,578.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :26/07/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100294339
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003759801A
Payment Date :	26/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 811(5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	125,200	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note Amount will be populated but editable if figure is not precise.	277,944.00	0.00	0.00
Amount of Paid Up Share Capital :	277,944.00	0.00	0.00
Date of Allotment : *	14/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,096,196,169	0	0
Amount of Issued Share Capital : Note Amount will be populated but editable if figure is not precise	277,716,925.67	0.00	0.00
Amount of Paid Up Share Capital :	277,716,925.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :26/07/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100294313
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003759778A
Payment Date :	26/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP811 (4)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	41,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note Amount will be populated but editable if figure is not precise	84,864.00	0.00	0.00
Amount of Paid Up Share Capital :	84,864.00	0.00	0.00
Date of Allotment : *	14/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,096,070,969	0	0
Amount of Issued Share Capital : Note Amount will be populated but editable if figure is not precise.	277,438,981.67	0.00	0.00
Amount of Paid Up Share Capital :	277,438,981.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :26/07/2010

cDP

Transaction Details

Transaction No. :	C100294239
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003759709A
Payment Date :	26/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP E11(3)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,000	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	14,200.00	0.00	0.00
Amount of Paid Up Share Capital :	14,200.00	0.00	0.00
Date of Allotment : *	14/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,096,029,369	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,354,117.67	0.00	0.00
Amount of Paid Up Share Capital :	277,354,117.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :26/07/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100294166
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003759640A
Payment Date :	26/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP811(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,400	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,020.00	0.00	0.00
Amount of Paid Up Share Capital :	13,020.00	0.00	0.00
Date of Allotment : *	14/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,096,019,369	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,339,917.67	0.00	0.00
Amount of Paid Up Share Capital :	277,339,917.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :26/07/2010

Transaction Details

Transaction No. :	C100294127
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003759607A
Payment Date :	26/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,000	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	15,470.00	0.00	0.00
Amount of Paid Up Share Capital :	15,470.00	0.00	0.00
Date of Allotment : *	14/07/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,096,010,969	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	277,326,897.67	0.00	0.00
Amount of Paid Up Share Capital :	277,326,897.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :26/07/2010

Appt of Asst Company Secretary Jesslyn Tan Wen Hui (CW/26/7/10)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003759782A

Date/Time : 26/07/2010 14:44

Transaction No : C100294317

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 920.00

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000003759782A

Transaction No.	Company Registration No.	Company Name
C100294317	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Payment for Change of Particulars, Appointment or Cessation of Company Officers or Auditors has been done successfully.

PAYMENT ACKNOWLEDGEMENT

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LOCAL COMPANY TRANSACTIONS

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	S0070715E	NG KEE CHOE	DIRECTOR
2	S1271626E	TAY AH KEE KEITH	DIRECTOR
3	S1342207I	YEO CHEE TONG	DIRECTOR
4	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
5	S1647819I	LEOW CHIAP SENG	SECRETARY
6	S1792374I	SHIREENA JOHAN WOON	SECRETARY
7	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
8	S2533854E	KHAW KHENG JOO	DIRECTOR
9	S2555499Z	MAK SWEE WAH	DIRECTOR
10	S2588119B	HENG CHEN SENG	DIRECTOR
11	Z1742995	RAJIV BEHARI LALL	DIRECTOR
12	S6841013D	TAN WAN HOON (Jessly)	SECRETARY

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	T08LL0859H	ERNST & YOUNG LLP

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]



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Particulars of Company Officer

Identification No. : **S6841013D**

Identification Type : * NRIC

Name of Officer : * TAN WAN HOON

Nationality : * SINGAPORE CITIZEN (SG)

Mobile No. :

Email Address :

Address : *

Address Type : (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 320003 Retrieve Address

Block/House No. : 3

Street Name : **ST. GEORGE'S ROAD**

Unit : # 14 - 111

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Position(s) Held (click on hyperlink to edit information of position held)

S/No	Position Held	Appointment Date	Cessation Date
1	Secretary	26/07/2010	

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Position Held : **Secretary**

Appointment Date : * 26/07/2010 (dd/mm/yyyy)

Date Appointment ceases : (dd/mm/yyyy)

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GST No. :M9-0008879-T

RECEIPT

Date/Time : 16/07/2010 09:22

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Receipt No : ACR0000003745278A
Transaction No : C100276195
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 990.00

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PAYMENTS

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EP Ref No :

Receipt No. : ACR0000003745278A

Transaction No.	Company Registration No.	Company Name
C100276195	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Payment for Change of Particulars, Appointment or Cessation of Company Officers or Auditors has been done successfully.

PAYMENT ACKNOWLEDGEMENT

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Please enter Company Registration No. :

Registration No : * 197201770G

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LOCAL COMPANY TRANSACTIONS

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	S1792374I	SHIREENA JOHAN WOON	SECRETARY
2	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
3	S2533854E	KHAW KHENG JOO	DIRECTOR
4	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
5	S0070715E	NG KEE CHOE	DIRECTOR
6	S1271626E	TAY AH KEE KEITH	DIRECTOR
7	S1342207I	YEO CHEE TONG	DIRECTOR
8	S2555499Z	MAK SWEE WAH	DIRECTOR
9	S2588119B	HENG CHEN SENG	DIRECTOR
10	Z1742995	RAJIV BEHARI LALL	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	T08LL0859H	ERNST & YOUNG LLP

To Report Appointment of New Audit Firm [Audit Firm]

Submit

bizFILE

LOCAL COMPANY TRANSACTIONS

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Appointment of Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer

Identification No. : * S1647819I [Retrieve Details]

Identification Type : * NRIC

Name of Officer : * LEOW CHIAP SENG

Nationality : * SINGAPORE CITIZEN (SG)

Mobile No. :

Email Address : LEOW.CHIAPSENG@AEQUITASL

Address : *

Address Type : (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 310060 [Retrieve Address]

Block/House No. : 60

Street Name : **LORONG 4 TOA PAYOH**

Unit : # 17 - 119

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Position Held by Company Officer

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Position(s) Held by Company Officer

Position Held : *	Secretary	
Appointment Date : *	14/07/2010	(dd/mm/yyyy)
Date Appointment ceases :		(dd/mm/yyyy)

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Transaction Details

Transaction No. :	C100252908
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003726069A
Payment Date :	02/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE

RSP6

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : oIn cash •For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	28,860	0	0
Price per Share :	0.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	0.00	0.00	0.00
Amount of Paid Up Share Capital :	0.00	0.00	0.00

The consideration for which the shares have been allotted : Shares vested pursuant to SATS Share Plan

 # Option 2

Contract in writing

Date of Document : * 19/07/2005

Attachment : * TS_Notice of Reso_Annexure A_19 July 200520100702150327.pdf

Continuation of Attachment :

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,997,969	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,311,427.67	0.00	0.00
Amount of Paid Up Share Capital :	277,311,427.67	0.00	0.00

Declaration

I, WOO **MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/07/2010

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This is Annexure A attached to the Notice of Resolution relating to the resolutions passed at the Extraordinary General Meeting of the Company held on 19 July 2005.

IT WAS RESOLVED:

(2) (Ordinary Resolution) The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

(3) (Ordinary Resolution) The Proposed Modification to, and Renewal of, the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 to the Circular with any party who is of the class of interested persons described in Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "IPT Mandate") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(4) (Ordinary Resolution) The Proposed SATS Restricted Share Plan

That:

(a) a new restricted share plan to be known as the "SATS Restricted Share Plan" (the "SATS RSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("RSP Awards") of fully paid-up ordinary shares of S$0.10 each in the capital of the Company (the "Shares"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS RSP; and

(ii) to modify and/or alter the SATS RSP from time to time, provided that such modification and/or alteration is effected in accordance

with the provisions of the SATS RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS RSP; and

(c) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SATS RSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of RSP Awards under the SATS RSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS Employee Share Option Plan (the "SATS ESOP"), the SATS RSP and the SATS PSP (as defined in Resolution 5 below) shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

(5) (Ordinary Resolution) The Proposed SATS Performance Share Plan

That:

(a) a new performance share plan to be known as the "SATS Performance Share Plan" (the "SATS PSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("PSP Awards") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS PSP; and

(ii) to modify and/or alter the SATS PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS PSP; and

(c) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SATS PSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be issued pursuant to the vesting of PSP Awards under the SATS PSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS ESOP, the SATS PSP and the SATS RSP shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

810) CDP

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Transaction Details

Transaction No. :	C100252868
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003726030A
Payment Date :	02/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	27,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	55,760.00	0.00	0.00
Amount of Paid Up Share Capital :	55,760.00	0.00	0.00
Date of Allotment : *	29/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,969,109	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,311,427.67	0.00	0.00
Amount of Paid Up Share Capital :	277,311,427.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/07/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100252849
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003726015A
Payment Date :	02/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP87.0(5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	11,000	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	24,420.00	0.00	0.00
Amount of Paid Up Share Capital :	24,420.00	0.00	0.00
Date of Allotment : *	29/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,941,909	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,255,667.67	0.00	0.00
Amount of Paid Up Share Capital :	277,255,667.67	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/07/2010

CDP

Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100252836
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003726004A
Payment Date :	02/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 810(4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	29/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,930,909	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,231,247.67	0.00	0.00
Amount of Paid Up Share Capital :	277,231,247.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/07/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100252825
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003725994A
Payment Date :	02/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP 810(3)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	29/06/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,928,309	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,227,555.67	0.00	0.00
Amount of Paid Up Share Capital :	277,227,555.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/07/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

CDP

Transaction Details

Transaction No. :	C100252800
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003725966A
Payment Date :	02/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ESOP81012

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	29/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,925,709	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,223,525.67	0.00	0.00
Amount of Paid Up Share Capital :	277,223,525.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/07/2010

COP

Transaction Details

Transaction No. :	C100252776
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003725947A
Payment Date :	02/07/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov.sg/Publications/BizFile_eGuides.htm.

ESOP 810(1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	70,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	122,850.00	0.00	0.00
Amount of Paid Up Share Capital :	122,850.00	0.00	0.00
Date of Allotment : *	29/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,923,109	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,220,431.67	0.00	0.00
Amount of Paid Up Share Capital :	277,220,431.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/07/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.